June 9, 2017

Via EDGAR

Mr. Wesley R. Bricker

Chief Accountant

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Unicom (Hong Kong) Limited
Form 20-F for Fiscal Year Ended December 31, 2015
File No. 001-15028

Dear Mr. Bricker:

In relation to the annual report on Form 20-F of China Unicom (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), the Company respectfully requests you to reconsider the preliminary views communicated to the Company by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on telephone calls on May 4, 2017 and May 16, 2017. The Company understands that the Staff disagrees with the Company’s recognition of a gain on the sale of tower assets by the Company to China Tower Corporation Limited (the “Tower Company”) in October 2015 (the “Transaction”).

In October 2015, the Company together with China Mobile Limited and China Telecom Corporation Limited (the “three Telecom Operators”, and each, a “Telecom Operator”) contributed their tower assets to Tower Company, in exchange for cash and/or the shares in Tower Company, and China Reform Holdings Corporation Limited subscribed for new shares in the Tower Company in cash. Each of the parties in the transaction is controlled by the PRC government. The Company signed lease agreements with Tower Company in July 2016 to lease a certain portion of the tower assets contributed by the three Telecom Operators as well as a portion of towers newly constructed by the Tower Company. There was a transition arrangement between the parties for the period from the date of asset disposal until signing of the lease agreements. The Company’s interest in the Tower Company was recognized at cost, determined with reference to the fair value of the tower assets contributed. This in turn resulted in a gain on the Transaction determined as the difference between the fair value of the tower assets given up (i.e., the cost of the equity investment in the Tower Company) and the carrying amount of the tower assets. The Company accounted for the contribution as a downstream transaction with an associate, and recognized a gain on disposal to the extent of the other investors’ interests in the associate.

Mr. Wesley R. Bricker Securities and Exchange Commission	-2-

The Company appreciates the time that the Staff has devoted to addressing this issue and sharing their perspectives. However, the Company respectfully submits that it believes its recognition of a gain on the Transaction is appropriate and in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In the Company’s previous responses to the three comment letters from the Staff regarding the Transaction, the Company explained details of the transaction and its views on the accounting treatment, including the business reasons for the Company to enter into the Transaction, the corporate governance aspects of the Transaction, the Company’s view on the commercial substance of the Transaction (in particular in the context of paragraph 30 of IAS 28), the classification of the lease of tower assets, and the appropriateness of depreciated replacement cost as the method to estimate the fair value of tower assets at the point of disposal. This letter does not seek to repeat these points. Instead, this letter focuses on addressing the Staff’s main concerns about the Transaction as communicated in the most recent telephone calls mentioned above, which include the recognition of the gain, the timing of gain recognition, and the valuation of the gain. For your reference, the Company has also attached the three rounds of the Staff’s comment letters and the Company’s response letters as appendices to this letter.

The Company sets forth a summary of the Company’s understanding of the Staff’s bases for its disagreement and the Company’s response to each of such bases in the table below, as well as the bases for the Company’s responses thereto, as elaborated in Sections A-(1) to A-(4) of this letter.

Mr. Wesley R. Bricker Securities and Exchange Commission	-3-

Nature of the issue	The Company’s understanding of the Staff’s basis for the disagreement	The Company’s response
Recognition of the Gain	The Transaction was promoted by the PRC government and that the parties involved in the Transaction are all controlled by the PRC government is one of the key considerations underlying the Staff’s view that a gain or loss should not have been recognized.

IFRS generally does not provide specific guidance on the recording of transactions among entities under common control. In particular, IFRS does not preclude the recording of such transactions at fair value with the resultant gain or loss recognized in profit or loss, which is different from the treatment under the generally accepted accounting principles in the United States.

Please refer to Section A-(1) for more details.

Recognition of the Gain	The term “unrelated investor” used in paragraph 28 of IAS 28 should share the same meaning with “not a related party” for the purposes of IAS 24, and that would preclude gain recognition given all parties involved are under common control.

The Company respectfully disagrees with the Staff’s interpretation of paragraph 28 of IAS 28. The Company further observes that adopting the Staff’s interpretation above would result in significant change in practice.

Please refer to Section A-(2) for more details.

Timing for Recognizing the Gain	It is not clear whether October 2015 was a substantive point in time when the gain occurred. In particular, it is not clear why there was a time lag between the asset disposal and the signing of the lease agreements.

The Company believes that the Transaction in October 2015 has commercial substance, both within the meaning of paragraph 30 of IAS 28 and in the wider sense. There were genuine commercial reasons underlying the completion of the Transaction in October 2015 and the time lag between the contribution and finalization of lease arrangements.

Please refer to Section A-(3) for more details.

Valuation	Even if recognition of gain on the Transaction is not precluded due to the reasons above, the gain on the Transaction should have been determined as the difference between the disposal proceeds and the carrying amount of the assets contributed. Because the disposal proceeds – including the interest in the Tower Company – were not initially measured at fair value, the gain should not have been recognized. The Company understands that the Staff formed this view based primarily on paragraphs 71 and 72 of IAS 16.

Whilst IAS 16 provides analogous guidance, and generally the Company sees the principles of the guidance contained within IAS 28 and IAS 16 to be consistent, IAS 28 is the more specific standard than IAS 16 for this particular transaction. In accordance with IAS 16.2, the standard should not be applied when another standard permits or requires another treatment. Under IAS 28, the Company’s interest in the Tower Company should be recognized at cost, determined with reference to the fair value of the assets contributed. This in turn determines the gain or loss on the Transaction.

Please refer to Section A-(4) for more details.

Mr. Wesley R. Bricker Securities and Exchange Commission	-4-

A.	Detailed response to the Staff’s basis for disagreement

The Company sets forth below its detailed response to the Staff’s basis for disagreeing with the accounting treatment adopted for the Transaction.

1)	Appropriateness of recognition of gains and losses and the application of fair value to transactions among entities under common control

The Company’s understanding of the issue:

The Company understands that the fact that the Transaction was in response to the encouragement from the PRC government of sharing of the tower assets and that the parties involved in the Transaction, including China Mobile Limited, China Telecom Corporation Limited, China Reform Holding Company Limited and the Company, are all controlled by the PRC government is one of the key considerations underlying the Staff’s view that a gain or loss should not have been recognized.

Mr. Wesley R. Bricker Securities and Exchange Commission	-5-

The Company’s response:

IFRS generally does not contain any exemptions on the recording of transactions among entities under common control. In particular, IFRS does not preclude the recording of such transactions at fair value with the resultant gains or loss recognized in profit or loss. Consequently the Company is obligated to apply the provisions of paragraph 30 of IAS 28 upon derecognition of the tower assets.

Basis for the Company’s response:

IFRS generally does not provide exceptions for the accounting of transactions under common ownership apart from two areas:

•	IFRS 3.2(c) – Excludes common control business combination from the recognition and measurement principles of IFRS 3[1]; and

•	IFRIC 17 – Excludes distributions of non-cash assets to owners under common control from the IFRIC interpretation

No other standards include common control or ownership exemptions or stated variations; they are fully applicable to transactions under common control or ownership. For example paragraph 25 of IFRS 10 requires the recognition of a gain or loss upon loss of control of a subsidiary regardless of whether this loss of control happens within a common control context or not.

There is no general prohibition on recognition of gains or losses on related party transactions. Such transactions are accounted for in accordance with the requirements of the applicable IFRS. For example, if a manufacturing subsidiary sells finished products to a distribution subsidiary, it records profits or losses as usual. Similarly, if a telecommunications service provider and a manufacturing company were both under common control, the revenues and profits related to the telecommunications service provided to the manufacturer would still be recognized. Such transactions would only be adjusted in the preparation of the consolidated group financial statements of the ultimate parent and not in the separate reporting entity (sub-consolidated and separate financial statements). The disclosure requirements in IAS 24 Related Party Disclosures ensure that there is transparency for transactions between related parties.

[1]	The Company notes that the IFRS Interpretation committee discussed the application of the common control exemption in IFRS 3.2(c) to the acquisition of an interest in an associate or joint venture under common control. However, the fact pattern of the IFRIC submission was different than in the transaction discussed and the Company therefore does not consider the IFRIC discussion relevant.

Mr. Wesley R. Bricker Securities and Exchange Commission	-6-

2)	Meaning of ‘unrelated investor’ in IAS 28.28 – does this imply a prohibition on recognizing gains and losses from transactions with related parties?

The Company’s understanding of the issue:

In explaining its view that a gain should not have been recognized on the Transaction, the Staff cited paragraph 28 of IAS 28, which states that “gains and losses resulting from ‘upstream’ and ‘downstream’ transactions between an entity (including its consolidated subsidiaries) and its associate or joint venture are recognised in the entity’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture” (emphasis added). As such, the Company understands that the Staff interprets the term “unrelated investor” used in paragraph 28 of IAS 28 should be read as meaning with “not a related party” for the purposes of IAS 24.

The Company’s response:

The Company respectfully disagrees with the Staff’s interpretation of paragraph 28 of IAS 28 as set out above. The Company further observes that adopting the Staff’s interpretation above would result in significant change in practice and application of IFRS.

Basis for the Company’s response:

Considering the last point made on issue 1, which highlights that there is no prohibition on gain or loss recognition on related party transactions, the Company disagrees with the Staff’s view that a related party cannot be an “unrelated investor” for the purposes of IAS 28.28. Consequently, the Company does not read that IAS 28 prohibits the entity from recognizing any profit to the extent that an IAS 24 related party is involved.

Paragraph 28 of IAS 28 should be interpreted in its entirety in order to ascertain the required application of equity accounting. Paragraph 28 indicates that where an entity undertakes an upstream or downstream transaction any gains or losses must be adjusted. The effect of this adjustment is to restrict the recognition of gains or losses to only those parties that are external to the reporting entity. The final two sentences of paragraph 28 then state how a preparer should actually adjust the measurement of the transaction. Paragraph 28 clearly instructs that the portion to be eliminated is the reporting entity’s share of its interest in the associate or joint venture and not any portion held by related parties.

Based on the above, the purpose of paragraph 28 is to require the elimination of profits to the extent of the investor’s interest in an associate by instructing the reporting entity to eliminate the portion of gains or losses on transactions with an associate or a joint venture to the extent corresponding to the reporting entity’s share of interest in such associate or joint venture. As such, transactions between two entities under common control per se would not warrant an adjustment required under paragraph 28 of IAS 28. Accordingly, gain on the Transaction with the Tower Company should not be fully precluded solely because other parties to the Transaction are under common control with the Company.

Mr. Wesley R. Bricker Securities and Exchange Commission	-7-

While the Company is a member of a larger group, it prepares and reports the results of its operations and financial position in accordance with IFRS. In doing so it is required to reflect its transactions and the gains and losses that arise as a standalone reporting entity. This is important as it means that investors can assess the impact of a transaction on their investment in the Company as a standalone entity and not as part of a broader group in which it has no investment.

The Company also considered the history of the wording in the standard and found that the wording was first introduced in IAS 28 (revised 2003). The Company found no evidence in the IASB discussions or the basis for conclusion (IAS 28 BC32-37) that would support an interpretation of the term “unrelated investor” to require consistency with the meaning of the term “not a related party” under IAS 24.

The interpretation of paragraph 28 above is based on the purpose and context thereof in IAS 28, and the Company believes it is consistent with the current practice. The Company sets forth below three examples to illustrate the application of paragraph 28 in the current practice, and how the Staff’s interpretation would significantly change such practice:

Example 1

A group has an associate, which, for historical reasons, is held in two stakes: the largest by a subsidiary (25%) and a smaller stake (5%) directly by the group’s parent as illustrated by the diagram below:

If the subsidiary sells goods to the associate, and prepares its own consolidated financial statements (some jurisdictions will require this), then paragraph 28 of IAS 28 would apply to those sales. The accounting treatment applied is to eliminate 25% of the related profit.

Mr. Wesley R. Bricker Securities and Exchange Commission	-8-

If, however, as per the Staff’s interpretation, the parent were regarded as a “related investor” under IAS 28, then 30% would be eliminated, i.e. including in respect of the parent’s 5%. Such an elimination seems to be inconsistent with the final sentences in paragraph 28 and with the application of paragraph 28 in current practice.

Example 2:

Entity Y owns 20% and has significant influence in entity A. The remaining shareholders in A are Entity Z which holds 65%, Mr. P with 10% and Ms. Q with 5%. Assume that Mr. P and Ms. Q are also key management personnel of Y.

Under current practice applying the guidance of paragraph 28 of IAS 28, Y would eliminate 20% of the gains or losses from its transactions with A.

However, in the reading of the Staff which considers Mr. P and Ms. Q to be related investors, then for any transactions between Y and A, entity Y would not only eliminate its own share of the profit i.e., 20% but instead eliminate 35% to take into account for Mr. P and Ms. Q’s share. Such an elimination seems to be inconsistent with the final sentences in paragraph 28 and with the application of paragraph 28 in current practice.

Mr. Wesley R. Bricker Securities and Exchange Commission	-9-

Example 3:

A private equity fund F invests in companies in a specific sector with a view to, amongst other things, obtaining synergies from cooperation and trading among investees. F has control over some investees while it holds only significant influence over others. Fund manager H is an IAS 24 related party of F as it provides key management personnel services2. Fund manager H also has co-investments directly in each of F’s investees including the associates.

If F prepares consolidated financial statements (if it fails the investment entity definition), then the guidance in paragraph 28 of IAS 28 would apply to sales from F’s consolidated group to the associates to the extent of F’s interest in the associates. However, if H were regarded as a “related investor” then the elimination would include H’s interests in those investees and therefore represent more than F’s actual direct ownership interest in the associate.

If the Staff’s interpretation was to be applied in each of the cases above it appears that the shareholders of the reporting entity would be negatively impacted as more than their share of the profit would be eliminated. In effect their right to a share of the value change would not be reflected in the financial statements.

3)	Is the timing of the gain recognition in October 2015 appropriate?

The Company’s understanding of the issue:

The Company understands that the Staff has reservations about whether October 2015 was a substantive point in time when the gain occurred. Among other things, the Staff cited the fact that Company contributed the tower assets in October 2015 but the lease arrangements were only finalised in 2016 as a basis for the reservations.

[2]	However H is an agent of F in regards to the services it provides and the extent of its economic interests.

Mr. Wesley R. Bricker Securities and Exchange Commission	-10-

The Company’s response:

The Company believes that the Transaction in October 2015 has commercial substance, both within the meaning of paragraph 30 of IAS 28 (through the cross-reference to IAS 16) and in the wider sense. There were genuine commercial reasons underlying the completion of the Transaction in October 2015 and the time lag between the contribution and finalisation of lease arrangements.

Basis for the Company’s response:

IAS 28.30 cross refers to the tests of commercial substance in IAS 16.25 being:

a)	The risk, timing and amount of post transaction cashflows is configured differently to the pre-transaction cashflows;

b)	The entity specific value of the portion of the entity’s operations changes; and

c)	The difference in a) or b) above is significant relative to the fair value of the assets.

The Company has considered the guidance in paragraph 30 of IAS 28 and believes that it is clear the Transaction has commercial substance as contemplated in the IAS 16 test.

As an investor of state-owned enterprises, the PRC government follows the principle of separation of ownership and management, and in general refrains itself from intervening the business operation of state-owned enterprises. As such, the PRC government focuses on ensuring preservation of value of state-owned assets, i.e., the value of its capital investments in state-owned enterprises. Under this background, state-owned enterprises are independent market participants, which are responsible for their own business operations, results of operations, assessing and taking business risks, regulating its own activities and achieving its own developments. Pursuant to the Constitution Law of the People’s Republic of China, State-owned enterprises shall operate independently as provided under the PRC law. Pursuant to the Law of the People’s Republic of China on the State-Owned Assets of Enterprises, the PRC government agency fulfilling its responsibility as is an investor of a state-owned enterprise shall protect the legal rights of the enterprise and shall not intervene the business operations thereof.

In September 2008, Ministry of Industry and Information Technology(the “MIIT”) and State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”) jointly issued the Notice on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure (MIIT Lian Tong [2008] No. 235) (the “Notice”) on joint construction and sharing of the tower assets, and subsequently issued certain guidance in this regard. As set forth in the main purpose of the Notice and guidance, MIIT and SASAC encourage the joint construction and sharing of the tower assets in order to minimize redundant constructions of tower assets and to enhance their utilization efficiency. Nevertheless, these guidance did not require the three Telecom Operators to centralize their tower assets or to establish a tower company. Consistent with the laws and regulations outlined above, the PRC government could not, and did not, interfere the business operations of the Company. In fact, the consideration for disposal of tower assets and the leasing arrangements were determined through negotiation with the Tower Company for the Company’s own commercial objectives, in which the PRC government was not involved.

Mr. Wesley R. Bricker Securities and Exchange Commission	-11-

The three Telecom Operators are separately managed as publicly listed companies with corporate governance mechanism in place including the appointment of independent directors. The three Telecom Operators compete with each other in the China telecommunications services market with the objective of maximizing their own business growth, market share and returns to shareholders. They do not act as collective group but transact and negotiate with each other as if they were unrelated third parties. The parties to the Transaction negotiated the terms of the Transaction to maximize their individual commercial interest. Each party to the Transaction was assisted by separate financial advisors that were independent of the PRC government. In addition, an independent appraiser was engaged to perform a comprehensive valuation of the tower assets.

Therefore, the Company has accounted for the Transaction in accordance with the aforementioned paragraph. Absent the commercial substance test noted above, paragraph 30 of IAS 28 does not include any conditions on recognizing gains or losses, therefore once the Company has contributed the assets in exchange for the equity instruments in its associate, gain recognition is required.

In addition, the Company would like to set out more information for the Staff’s consideration regarding the Company’s commercial consideration regarding the sale of the tower assets to the Tower Company before finalizing the lease agreement with the Tower Company.

1)	In order to minimize redundant constructions of the tower assets, enhance their utilization efficiency thereof, achieve broader network coverage, and reduce the capital expenditure of each of the three Telecom Operators, the three Telecom Operators established the Tower Company in July 2014 in preparation for the centralization of tower assets. In 2014 and 2015, the three Telecom Operators conducted extensive inspections and valuations of approximately 1.5 million telecommunications towers. The commercial benefit specific to the Company became even more significant after it was granted the 4G (FDD-LTE) licenses in 2015.

The Company was granted the 4G (FDD-LTE) license by MIIT in February 2015, while one of the Company’s major competitors in the PRC, China Mobile Limited, obtained its 4G (TD-LTE) license in December 2013, 14 months earlier than the Company. This resulted in the Company’s 3G subscribers when upgrading to 4G services having no alternative than using the Company’s competitors’ services until the Company was granted the 4G licenses. At such critical moment, as providing 4G services require more base stations than 2G or 3G services in order to achieve a high quality signal, in order to quickly build up the Company’s 4G network and capture or retain customers, it was critical for the Company to have access to a large number of telecommunications towers in order to construct 4G base stations. Therefore, in 2015, in order to seize the opportunities, the Company took proactive steps to expand its 4G telecommunications service quality and reverse the unfavorable competitive landscape. As a result, the management of the Company believed that the earlier the Company (and other major PRC telecommunications companies) completed the disposal of towers assets to the Tower Company for its centralization, the sooner the Company would benefit from the sharing of the enlarged pool of the telecommunications towers. It was a critical step for the Company to expedite the centralization of the tower assets at that time to enhance 4G network roll-out in a more efficient manner to improve its market competitiveness.

Mr. Wesley R. Bricker Securities and Exchange Commission	-12-

The Company sold approximately 390,000 telecommunications towers to Tower Company in October 2015. Under the transitional arrangements in place at the point of transfer (as described below), the Company continued to have access to the specified portions of each of these towers on which the Company’s base stations were located, as well as being able to lease specified portions of towers contributed by the other two Telecom Operators or newly constructed by the Tower Company.

As of December 31, 2015, the number of telecommunications towers that the Company accessed in this way had increased to approximately 550,000, and that number increased to approximately 690,000 as of December 31, 2016. Had the Company not disposed its tower assets to Tower Company and commenced sharing the other operators’ towers and towers newly constructed by the Tower Company, the number of telecommunications towers used by the Company could not have increased so significantly within such a short period of time. As of December 31, 2016, among the increased number of telecommunications towers used by the Company, approximately two thirds were telecommunications towers contributed by the other two Telecom Operator and the remaining one third were either new telecommunications towers shared by the other Telecom Operators or new telecommunications towers leased by the Company alone.

The operation of the Company were benefited from the enhanced 4G network as well as other improvement measures. The number of 4G subscribers of the Company increased to 104.55 million as of December 31, 2016 from 44.16 million as of December 31, 2015. The total number of mobile subscribers also ceased declining from January 2016 onwards.

Mr. Wesley R. Bricker Securities and Exchange Commission	-13-

Although the Company disposed of the target assets in October 2015 before the lease terms were finalized in July 2016, as disclosed in the Company’s announcement published on the Hong Kong Stock Exchange on October 14, 2015 and on Form 6-K furnished to the Securities and Exchange Commission on October 15, 2015, (i) the Company intended to lease the tower assets from the Tower Company subsequent to the disposal, and were in the process of finalizing the terms of such lease, and (ii) to ensure there are no interruptions in the Company’s operations, the Tower Company had undertaken to allow the Company to continue using a portion of the tower assets contributed by the Company, notwithstanding that the terms of the lease had not been finalized. Accordingly, at the time of disposal, the Company had been negotiating the lease terms with the Tower Company, and had been given comfort that the disposal would not result in an interruption of its operations. In addition, prior to the disposal, the Company had prudently planned for the lease arrangement and had agreed with the Tower Company on a number of principles as the basis of negotiations for the lease arrangement, such as 1) the pricing mechanism based on the cost plus method and the scope of cost items to be included; 2) granting of a co-tenancy discount for the sharing of use. With this pricing mechanism in place, the Tower Company cannot unilaterally increase the leasing fee without a basis in accordance with the cost-plus criteria. On that basis the Company had formed a reasonable initial judgment on the potential economic implication of the Transaction. In spite of the foregoing principles of leasing fee determination and certain other understandings reached, the Company continued to negotiate for more favorable leasing terms. Because of the significant amount of time required to negotiate and finalize the details of the lease agreement, the parties involved were only able to finalize the lease arrangements in July 2016 and enter into the agreement.

2)	By leasing other telecommunications operators’ existing towers from the Tower Company, it was possible for the Company to optimize its cash flow, improve its balance sheet, and reduce capital expenditure under the same scale of base station construction. Capital expenditure of the Company decreased significantly in 2016 compared with that of 2015. The reduction of expenditure on building tower assets played an important role in the saving of overall capital expenditure.

As such, at the time of tower assets disposal, although some of the detailed terms of lease agreement have not been finalized yet, on the basis of the agreed principles of the lease arrangements, the Company was confident about the benefits that would arise from the centralization of the tower assets.

4)	Is it appropriate to use the value of assets given up in an asset contribution into an associate when measuring the cost of investment in that investee?

The Company’s understanding of the issue:

The Company understands that the Staff’s view is that, had it not been for the prohibition of gain recognition for reasons mentioned in (1) and (2) above, the gain or loss on the Transaction should have been determined as the difference between the value of the disposal proceeds (the shares) and the carrying amount of the assets contributed (PPE), and that the disposal proceeds – including the interest in the Tower Company – should have been initially measured at fair value. The Company further understands that paragraphs 71 and 72 of IAS 16 form the basis for this view.

Mr. Wesley R. Bricker Securities and Exchange Commission	-14-

The Company’s response:

Whilst IAS 16 provides analogous guidance, and generally the Company sees the principles of the guidance contained within IAS 28 and IAS 16 to be consistent, IAS 28 is the more specific standard than IAS 16 for this particular transaction. Under IAS 28, the gain or loss on the transaction should be based on the difference between the carrying amount of the assets disposed of and their fair value. The fair value of the assets disposed of is also the initial cost at which the Company’s interest in the Tower Company should be recognized.

Basis for the Company’s response:

The Company respectfully submits that in accordance with paragraph 2 of IAS 16, the standard should not be applied when another standard permits or requires another treatment. In this case, IAS 28 requires the accounting treatment as described in the following paragraphs:

•	The recognition of the equity accounted associate at cost is based on the guidance in paragraph 10 of IAS 28 which states that “on initial recognition the investment in an associate or a joint venture is recognised at cost”.

•	IAS 28 does not define what cost is. However the conceptual framework defines cost in paragraph 4.55 (a) as “the amount of cash or cash equivalents paid or the fair value of the consideration given to acquire an asset at the time of their acquisition”.

•	Consistent with this guidance the cost of the investment in the Tower Company has been measured at the fair value of the consideration given, which is based on the fair value of the tower and related assets contributed to the Tower Company. The fair value of the tower assets was measured using the depreciated replacement cost method.

•	Paragraph 30 of IAS 28 requires the recognition of a gain or loss in a transaction where a non-monetary asset is contributed to an equity accounted associate. The paragraph does not indicate how the gain or loss is calculated, although, the recognition requirement at cost (i.e., the fair value of the assets contributed) in paragraph 10 of IAS 28 provides the measurement basis for the gain or loss (i.e., the difference between the recognition amount of the associate at cost and the carrying amount of the non-monetary asset in the books of the contributing entity).

The Company also respectfully submits that the assessment above is in line with the guidance in Insights into IFRS, KPMG’s published practical guide to IFRS which elaborates that “the gain is determined as the difference between the fair value of the asset disposed of and its carrying amount multiplied by the other investor’s percentage” [KPMG Insights into IFRS 13th Edition, 3.5.485.10].

Mr. Wesley R. Bricker Securities and Exchange Commission	-15-

B.	Conclusions

In view of the fact that the Transaction was negotiated and reached by the management teams of the Company and the Tower Company, and based on the above analysis of the nature of the Transaction, it is clear that the Transaction was reached on normal commercial terms in the ordinary course of business activities. The Company believes that the accounting treatments applied to the Transaction are appropriate and in accordance with the IFRS.

KPMG, the Company’s auditor, has issued a standard unqualified audit opinion on the Company’s financial statements prepared under IFRS for the year ended December 31, 2015 that was included in the 2015 Form 20-F, which covered the accounting treatment and disclosure in respect of the Transaction. The Company understands that the audit team had consulted relevant authorities within their KPMG network as appropriate in reviewing this appeal document.

The Company’s parent company is listed in the PRC. Therefore the Company is also required to prepare financial statements in accordance with PRC GAAP. In connection with this matter, the Company recently consulted the accounting treatment issues regarding the Transaction with the China Accounting Standards Committee. The China Accounting Standards Committee formed a panel with five accounting experts, including a member from IFRS Advisory Council. After reviewing the Transaction, the panel is of the view that the Transaction has commercial substance, the pricing was determined on market-based principles, and it is appropriate to use the depreciated replacement cost method to determine the fair value of the tower assets, and the accounting treatment adopted by the Company was in accordance with PRC GAAP and IFRS.

The Company is currently seeking professional and independent opinion from the IASB on the IFRS principles in relation to the matters discussed in this letter. The Company respectfully submits that such opinion could be useful for your consideration on this accounting issue, and the Company will share with you the IASB’s opinion once available.

In conclusion, the Company firmly believes that its recognition of a gain on the Transaction is appropriate and in accordance with the IFRS. The Company respectfully requests you to reconsider the Staff’s preliminary position and not to object to the Company’s accounting for the gain recognized on the Transaction, or kindly consider deferring your decision to the time when the independent opinion from the IASB is available. The Company is available to further discuss with you on the above matters at your convenience.

Mr. Wesley R. Bricker Securities and Exchange Commission	-16-

* * * *

Should you have any questions or wish to discuss the foregoing, please contact Mr. Yung Shun Loy Jacky of the Company at +852-2121-3220, or Ms. Chun Wei (telephone: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com) or Mr. Ching-Yang Lin (telephone: +852-2826-8606; fax: +852-2826-1764; email: linc@sullcrom.com) of Sullivan & Cromwell (Hong Kong) LLP, with any questions you may have.

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky
Company Secretary

cc:	Jonathan Duersch

Jill Davis

Robert Littlepage

Dean Suehiro

Kathryn T. Jacobson

(Securities and Exchange Commission)

Li Fushen

Li Zhangting

Yung Shun Loy Jacky

(China Unicom (Hong Kong) Limited)

Chun Wei

Ching-Yang Lin

(Sullivan & Cromwell (Hong Kong) LLP)

Daniel Chan

(KPMG)

Appendices: Staff Comment Letters and Company’s Response Letters

Appendix 1: Staff Comment Letter on September 7, 2016	1-1

Appendix 2: Company’s Response Letter on September 30, 2016	2-1

Appendix 3: Staff Comment Letter on November 4, 2016	3-1

Appendix 4: Company’s Response Letter on December 2, 2016	4-1

Appendix 5: Staff Comment Letter on February 21, 2017	5-1

Appendix 6: Company’s Response Letter on March 31, 2017	6-1

Appendix 1

Mail Stop 3720

September 7, 2016

Li Fushen

Chief Financial Officer

China Unicom (Hong Kong) Limited

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

Re:	China Unicom (Hong Kong) Limited Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 21, 2016 File No. 001-15028

Dear Mr. Fushen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

2.2 (a). Disposal of Telecommunications Towers and Related Assets, page F-16

1.	We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited (“Tower Company”). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction. In your response please also address the following:

•	How you determined the fair value of the equity shares of China Tower received as consideration in the calculation of your gain on the transfer of tower assets.

1-1

Li Fushen

China Unicom (Hong Kong) Limited

September 7, 2016

•	How you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

•	You disclose that you realized a gain on the sale of the assets and deferred a portion attributed to your ownership interest in China Tower. Discuss the factors you considered in determining the accounting treatment for the gain and amortization of the deferred gain over the remaining useful life of the tower assets.

•	Tell us how you will account for the lease agreement with China Tower for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

•	Discuss the nature and extent of your continuing commitments under the lease agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1-2

Li Fushen

China Unicom (Hong Kong) Limited

September 7, 2016

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for Carlos Pacho Senior Assistant Chief Accountant AD Office 11 – Telecommunications

1-3

Appendix 2

September 30, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Unicom (Hong Kong) Limited
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015
Filed on April 21, 2016
File No. 001-15028

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 7, 2016, relating to the Annual Report on Form 20-F of China Unicom (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on April 21, 2016. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

2.2 (a). Disposal of Telecommunucations Towers and Related Assets, page F-16

1.	We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited (“Tower Company”). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction.

2-1

Mr. Carlos Pacho	-2-

In determining the accounting treatment for the transaction, the Company respectfully advises the Staff that the transfer of the assets to the Tower Company, which included land use rights, buildings and property, machinery and equipment, in exchange for an equity interest in the Tower Company and cash consideration was regarded as a contribution of non-monetary assets to an associate to which paragraph 30 of IAS 28 “Investments in associates and joint ventures” was applied.

When applying paragraph 30 of IAS 28:

•	The transaction was regarded as having ‘commercial substance’ as the term is described in paragraph 25 of IAS 16 “Property, plant and equipment”. Among other things, the Company exchanged its physical towers related assets (the “Tower Assets”) for a non-controlling interest in the Tower Company that invests in a much bigger pool of towers assets in mainland China, i.e., including the tower assets contributed by other investors. One of the key objectives of establishing the Tower Company is to reduce the duplication of resources spent on constructing telecommunications towers and related assets, and to promote sharing of such assets among telecom operators in mainland China.

•	The share and cash consideration was determined on the basis of an arm’s length negotiation with other investors in the Tower Company, with reference to the fair value of the Tower Assets determined with the assistance of an independent valuer. A similar basis was used to determine the consideration received by other investors in the Tower Company for their respective contributions (i.e., China Mobile Communications Company Limited and China Telecom Corporation Limited) at the same time while another new investor, China Reform Holdings Corporation Limited (“CRHC”), only contributed cash.

•	The Company has determined the fair value of the Tower Assets with the assistance of the independent valuer against their carrying amounts and did not note any indications of impairment with respect to such assets contributed to the Tower Company.

•	The gain on the transfer of the Tower Assets was determined as the difference between the fair value of the assets contributed and their carrying amounts. In other words, the gain has been determined with reference to the fair value of the consideration given. The Company was of the view that this amount approximated the fair value of consideration received and hence the transaction price of the contribution was established at fair value, because Tower Company only had minimum operations at the time of the contribution and its assets comprised primarily cash and the tower assets contributed by its investors. The terms of contribution from CRHC, which only contributed cash, also provided additional evidence about the fair value per share, which was consistent with the value attributed to the share consideration received by the Company.

2-2

Mr. Carlos Pacho	-3-

•	The gain resulting from the contribution, net of tax effects, was recognized in the Company’s financial statements to the extent of unrelated investors’ interests in the Tower Company. As the Company’s interest in the Tower Company was 28.1% as a result of the contribution, this portion of the gain was eliminated and only 71.9% of the gain resulting from the contribution has been recognized.

•	The 28.1% of the gain eliminated above would be regarded as realized as and when the contributed assets are depreciated by the Tower Company (i.e., on the basis of the cost to the Tower Company, and over the respective remaining useful lives of these assets), and such depreciation is picked up by the Company under the equity method in accordance with IAS 28 “Investments in associates and joint ventures”.

In concluding the recognition of a gain on the contribution, the Company has also taken into account, among other factors, that the Company has transferred to the Tower Company significant risks and rewards of ownership of the Tower Assets. This is because, at the time of contribution and during the transition period, the Company had neither committed to re-acquire these assets nor enter into an arrangement with respect to these assets that would result in a finance lease of the contributed assets. In addition, notwithstanding the continued usage of some of the contributed assets, the nature of the Company’s rights with respect to the assets has significantly changed as a result of the contribution. Before the contribution, the Company has exclusive use of its telecommunications towers throughout their useful lives and could restrict other parties from using any excess capacity. After the contribution, the Company only has exclusive use to a specified portion of each tower for a period and the Tower Company has the sole right to derive revenue from the remaining portions by leasing to other parties. Accordingly, the Company believes it is appropriate to recognize the gain resulting from the contribution of assets to the Tower Company.

2.	In your response please address how you determined the fair value of the equity shares of Tower Company received as consideration in the calculation of your gain on the transfer of tower assets.

As explained above, the gain on the transfer of Tower Assets has been determined as the difference between the fair value of the assets contributed and their carrying amounts. In addition, for the reasons outlined above, the Company was of the view that the best estimate of the fair value of the equity shares received was the fair value of the assets contributed less the cash consideration received.

2-3

Mr. Carlos Pacho	-4-

3.	In your response please address how you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

As explained above, the fair value of the assets transferred was determined with the assistance of an independent valuer, and the valuation did not indicate any impairment of individual assets so contributed. The Company was of the view that the contribution was established at fair value. In forming this view, the Company has considered, among other things:

•	The independent valuer that assisted the Company is a qualified and reputable valuer in mainland China, and the valuer was jointly appointed by the Tower Company and the three telecom operator investors. The valuation was also reviewed by a panel of external experts jointly appointed by the Tower Company and the telecom operator investors.

•	All the assets contributed by the telecom operator investors were valued on a consistent basis. In addition, the valuation of the assets contributed forms the basis for determining the number of shares the various telecom operators obtained in exchange for their respective contribution. The number of shares CRHC obtained in exchange for cash also provided additional evidence for the fair value of the shares in the Tower Company.

4.	You disclose that you realized a gain on the sale of the assets and deferred a portion attributed to your ownership interest in Tower Company. Discuss the factors you considered in determining the accounting treatment for the gain and amortization of the deferred gain over the remaining useful life of the tower assets.

As explained above, the gain on contribution has only been recognized to the extent of unrelated investors’ interests in the Tower Company. The unrealized gain will be regarded as realized as and when the Tower Company depreciates the assets and the Company equity-accounts for its interests in the Tower Company in accordance with IAS 28 “Investments in associates and joint ventures”.

5.	Tell us how you will account for the lease agreement with Tower Company for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

2-4

Mr. Carlos Pacho	-5-

The ‘lease agreements’ referred to in Form 6-K was a framework agreement between the Company and the Tower Company. Under that framework agreement, certain key terms with respect to the future lease arrangements, including the final pricing basis for future usage charges (i.e., including sharing discount) and lease term, have been agreed. However, since the specific locations and portions to be leased were still under verification, not all the provincial companies within the Company had entered into the final lease agreements at the time of the 6-K filing. Nevertheless, any further lease agreements would be governed by the terms specified in the framework agreement.

The Company would account for the use of specified portions of the telecommunications towers as operating leases in accordance with IAS 17 “Leases”. When making this determination, the Company has considered the principles in IAS 17.7, 17.8 and the following factors:

•	The nature of the Company’s rights to use, and risks and rewards, with respect to the towers have significantly changed as a result of the contribution. Before the contribution, the Company has exclusive use of its telecommunications towers and could restrict other parties from using any excess capacity. After the contribution, the Company only has exclusive use to a specified portion of each tower and the Tower Company has the sole right to derive revenue from the remaining portions by leasing to other parties. The Tower Company is responsible for and is exposed to the risks and rewards associated with the ownership, operation and maintenance of the towers.

•	For the portions of towers that are to be leased:

•	The Company has considered the non-cancellable period in the lease agreement and its future plans, and has determined that the lease term would not account for a majority part of the remaining economic life of the assets.

•	The ownership of assets would not be transferred to the Company at the end of the lease term.

•	The lease would contain neither any bargain purchase options, nor any renewal options that would result in the Company leasing the assets at a rent that is substantially lower than the market rent.

•	The present value of minimum lease payments would not amount to substantially all of the fair value of the leased asset.

2-5

Mr. Carlos Pacho	-6-

•	The leased asset is not specialized and can be used by other telecom operators in mainland China.

6.	Discuss the nature and extent of your continuing commitments under the lease agreement.

The commitment of the Company with respect to the lease is primarily the payment of committed rentals over the lease term. In accordance with the lease agreement, if the Company early terminates the agreement before the end of the lease term, the Company would have to pay the penalty up to the full rentals for the remaining lease term. In other words, the future minimum lease payments under non-cancellable operating leases would be the aggregate rentals for the lease period.

Apart from the above, the lease agreements do not include any contingent rentals or guaranteed residual value.

* * * *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Ms. Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (telephone: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com), or Mr. Yung Shun Loy Jacky of the Company at 852-2121-3220, with any questions you may have.

2-6

Mr. Carlos Pacho	-7-

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky
Company Secretary

cc:	Carlos Pacho
Robert S. Littlepage
Dean Suehiro
(Securities and Exchange Commission)

Li Fushen
Li Zhangting
Yung Shun Loy Jacky
(China Unicom (Hong Kong) Limited)

Chun Wei
(Sullivan & Cromwell (Hong Kong) LLP)

Daniel Chan
(KPMG)

2-7

Appendix 3

Mail Stop 3720

November 4, 2016

Li Fushen

Chief Financial Officer

China Unicom (Hong Kong) Limited

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

Re:	China Unicom (Hong Kong) Limited Form 20-F for Fiscal Year Ended December 31, 2015 Response dated September 30, 2016 File No. 001-15028

Dear Mr. Fushen:

We have reviewed your September 30, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

2.2 (a). Disposal of Telecommunications Towers and Related Assets, page F-16

1.	We note in your response to comment 1 that you considered IAS 28 and IAS 16 in determining the accounting for the Tower Company transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16. 24 – 25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and Tower Company are all controlled or ultimately controlled by the People’s Republic of China.

3-1

Li Fushen

China Unicom (Hong Kong) Limited

November 4, 2016

2.	We note your responses to comments 2 and 3 and your conclusion that the fair value of the equity shares issued by Tower Company to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

•	Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to Tower Company. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

•	When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with Tower Company and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

•	Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of Tower Company equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of Tower Company).

3.	We note your responses to comments 5 and 6 and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

•	Tell us the options available to you at the end of the lease term to have access to the towers owned by Tower Company or other towers owned by another party. Refer to IAS 17.10(c).

•	Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

•	Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

3-2

Li Fushen

China Unicom (Hong Kong) Limited

November 4, 2016

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for Carlos Pacho Senior Assistant Chief Accountant AD Office 11 – Telecommunications

3-3

Appendix 4

December 2, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Unicom (Hong Kong) Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Response dated September 30, 2016

File No. 001-15028

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated November 4, 2016, relating to the response of China Unicom (Hong Kong) Limited (the “Company”), dated September 30, 2016, to the Staff’s comment letter, dated September 7, 2016, in respect of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the Commission on April 21, 2016. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

2.2 (a). Disposal of Telecommunications Towers and Related Assets, page F-16

1.	We note in your response to comment 1 that you considered IAS 28 and IAS 16 in determining the accounting for the Tower Company transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16.24 – 25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and Tower Company are all controlled or ultimately controlled by the People’s Republic of China.

4-1

Mr. Carlos Pacho

Responses of the Company

The Company respectfully advises the Staff that, in determining the transaction has commercial substance for the purposes of IAS 28.30, we considered IAS 16.25(a) and IAS 16.25(c) and determined that the transaction has commercial substance because (i) the cash flow configuration (risk, timing and amount) of our lease plus our 28.1% equity interest in the Tower Company is significantly different from the cash flow configuration of the towers and related assets transferred to the Tower Company (the “Tower Assets”) (IAS 16.25(a)) and (ii) the difference in those cash flows is significant relative to the fair value of the Tower Assets (IAS 16.25(c)), as described below.

The underlying assets have significantly changed and as a result the timing and amount of cash flows have significantly changed

The Company transferred 100% ownership in the physical assets in exchange for (i) a 28.1% equity interest in the Tower Company (that is, a residual interest in a larger pool of towers and other assets, including tower and other assets contributed by other telecom operators) and (ii) an obligation to make lease payments for specific towers over the lease term. Prior to the transfer, the cash flows of the Tower Assets primarily related to the incremental cash savings on rentals, and such other cash flows as maintenance, replacement, removal and any disposal proceeds; after the transfer, the cash flows would relate to (i) the lease payments over the lease term and (ii) the cash flows from any dividends and sale of equity interest. The Company determined that the timing and amounts of these cash flows are significantly different relative to the fair value of the Tower Assets.

The nature of risk has significantly changed

The Company concluded that, prior to the transaction, the Company was exposed to the risks of ownership of the towers; subsequent to the transaction, the Company’s risks would relate to (i) its leases with the Tower Company and (ii) its equity interest in the Tower Company. The Company concluded there is a significant change in the nature of risk with respect to the direct ownership of the Tower Assets as compared to the risks of a period of lease and equity ownership in the Tower Company, considering also the fact that the Tower Company will have its own leasing business, and the Company will, as a result of the transaction, be additionally exposed to the business risk of the Tower Company.

Overall, the Company concluded the risk, timing and amount of cash flows have significantly changed as the Company has swapped a relatively stable and self-managed stream of future incremental cash savings as a result of owning its Tower Assets with lease payments and a significantly more variable stream of future dividend/capital cash flows that would be driven by, among other things, the efficiency in the management of the underlying asset portfolio.

4-2

Mr. Carlos Pacho

While the investors in the Tower Company are all controlled or ultimately controlled by the People’s Republic of China, the Company does not believe that such relationships would alter the overall conclusion that the transaction has commercial substance, as the conclusion is primarily hinged on the extent to which future cash flows are expected to change. Additionally, the Company has considered the following other qualitative factors:

1)	The Company operates in an environment where state control is pervasive. Notwithstanding this, as the Company disclosed in its annual reports, its dealings with other state-related entities – including the Tower Company transaction – are conducted on normal commercial terms.

2)	There have been various checks and balances around the pricing of the transaction, including that:

a.	the transaction has been identified as a ‘major transaction’ that is subject to the reporting, announcement and shareholder approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and

b.	the interests of various investors in the Tower Company are not necessarily and fully aligned: the various telecom operators are competitors, and each has its own and different independent shareholders. If the Company sold the assets under unfavorable terms, then its own independent shareholders would lose out; if the Company sold the Tower Assets under favorable terms, then China Reform Holdings Corporation Ltd. (“CRHC”) as a wholly-state-owned entity would over-pay for its equity interest in the Tower Company and the state would effectively transfer benefits to the independent shareholders of the respective telecom operators.

2.	We note your responses to comments 2 and 3 and your conclusion that the fair value of the equity shares issued by Tower Company to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

•	Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to Tower Company. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

4-3

Mr. Carlos Pacho

Responses of the Company

The Company respectfully advises the Staff that the valuation method and assumptions used for the major assets are as follows.

Majority of the Tower Assets contributed by the Company to the Tower Company fell into the category of ‘machinery and equipment and projects under construction’. The cost method was used for the valuation of such assets. We took the view that cost method was the most appropriate method comparing with income method and market method at the point of Tower Assets disposal because:

•	The estimation of future cash flows from the assets was relatively subjective and volatile, as there had been few if any comparable and representative rental arrangements within mainland China;

•	In mainland China, in terms of the nature, location and volume, there are few if any market transactions involving such assets that reflect the fair value of those tower assets owned by the Tower Company.

The key assumptions used in the cost basis valuation method to determine the fair value of these assets included the following:

•	The appraisal value of equipment was calculated as total replacement cost multiplied by the newness rate of the assets.

•	Total replacement cost mainly comprised costs of construction and installation, which was determined by the latest unit price with respect to centralized purchases in each province, taking into account the costs for bringing the tower structure to the installation site and those related to the assembly of the structure.

•	When determining the newness rate, the economic lifespan and the number of years used were considered, based on the assessment of the conditions of the equipment through site inspection.

Highest and best use of the non-financial asset

At the time the Company evaluated the valuation methods of the Tower Assets, and in particular the valuation of telecommunications towers, leasing to telecom operators was viewed as the highest and best use of the assets for the purposes of IFRS 13.27, since the assets were specifically designed and built for this purpose. Accordingly, the inputs and assumptions used in the valuation methods are consistent with such use. IFRS 13.29 also notes that an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset. In this regard, the Company was not aware of any such factors that would suggest an alternative use that would further maximize the value of the assets.

4-4

Mr. Carlos Pacho

•	When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with Tower Company and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

Responses of the Company

The Company did not consider the fair value of any potential lease contracts when determining the fair value of the Tower Assets. At the time the Company determined the accounting treatment for the transaction, the lease agreements between the Tower Company and the telecom operators had not yet been finalized.

•	Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of Tower Company equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of Tower Company).

Responses of the Company

The Company would like to refer to and expand on its first response dated 30 September 2016, which noted that the gain on the transfer of Tower Assets has been determined as the difference between the fair value of the assets contributed and their carrying amounts, and that the Company has taken a view that the best estimate of the fair value of equity shares received was the fair value of the assets contributed less cash consideration received. As IAS 28 does not define ‘cost’ for the purposes of applying the equity method to the Company’s equity interests in the Tower Company, the Company has applied IAS 16.26 by analogy when determining the cost for the equity shares. Under this approach, the fair value of the Tower Assets was used to measure the ‘cost’ of the equity shares received, because in the Company’s view the fair value of the equity shares received is not more clearly evident.

In response to the question of why the Company believed that the fair value of the Tower Assets was representative of the fair value of the equity shares in the Tower Company, and in particular why the fair value of a non-financial asset would capture the elements of a financial asset, we further note:

4-5

Mr. Carlos Pacho

1)	At the time of the contribution, the Tower Company was newly set up and only had minimal operations, and its assets comprised primarily cash and the Tower Assets contributed by its investors.

2)	As set out in our response to comment 1, there have been various checks and balances around the pricing of the transaction. The cash contribution from CRHC to the Tower Company also provided additional evidence of the fair value per share, which was consistent with the value attributed to the share consideration received by the Company.

Overall, when the Company considered IFRS 13.B4(a), it is not aware of any strong indicators suggesting that the fair value of the Tower Assets is not representative of the fair value of Tower Company equity.

3.	We note your responses to comments 5 and 6 and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

•	Tell us the options available to you at the end of the lease term to have access to the towers owned by Tower Company or other towers owned by another party. Refer to IAS 17.10(c).

Responses of the Company

The Company respectfully advises the Staff that as noted in our first response dated 30 September, 2016, the ownership of assets would not be transferred to the Company at the end of the lease term and the lease contains neither any bargain purchase options, nor any renewal options that would result in the Company leasing the assets at a rent that is substantially lower than the market rent. The Company does not have any rights that enable it to use specific towers (or portions thereof) for the major part of their remaining economic lives.

At end of the lease term, the Company’s major options with the towers include:

•	continue to lease the same towers from Tower Company, if it can be commercially agreed;

•	lease fewer or different towers from Tower Company. This may happen when the Company continues to adjust its geographic development strategy or wants to get discount for the rental by leasing shared towers with the other telecommunication companies; or,

4-6

Mr. Carlos Pacho

•	stop leasing the towers but directly lease network capacity from other telecommunication companies.

At the end of the lease term, the Company may negotiate with the Tower Company to enter into new leases, taking into account technological developments, its business needs and other financial considerations. However, the Company is not compelled to lease a specific tower for the whole or the major part of its economic life as described in IAS 17.10(c).

•	Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

Responses of the Company

As stated in our first response dated 30 September 2016, no final lease agreements were entered into in 2015. A framework agreement between the Company and the Tower Company was signed in July 2016 and up to now some of the provincial companies within the Company are still verifying the specific locations and portions of the towers and have not yet entered into the final lease agreements with Tower Company.

Based on the signed framework agreement and the signed final lease agreements in some provinces, the lease term is 5 years for the specified portions of towers. For the reasons explained in our response to the bullet point immediately above, at end of the lease term, the Company will decide based on technological, business and financial considerations to either continue leasing the current towers or lease fewer or different towers. Therefore the Company respectfully advises the Staff that the present value of the lease payments assuming no end to the lease term (in other words, assuming the right of use would extend till the end of the useful life of the relevant assets) is not an appropriate period to evaluate IAS 17.10(d) because the Company is not compelled to lease the relevant towers over their whole or major economic life. In addition, IAS 17.10(d) specifically requires the minimum lease payments to be used in the calculation: the Company respectfully advises the Staff that for the purposes of evaluating IAS 17.10(d), we determined that the minimum non-cancellable lease period for the purposes of IAS 17 is the 5 year term of the lease.

When calculating the present value of the minimum lease payments with respect to the towers transferred by the Company to the Tower Company, we have discounted the rentals over the 5-year lease term by the Company’s incremental borrowing rate as at 31 December 2015. The Company used the lease fees as agreed in the final lease agreements with Tower Company and, for those towers for which the final agreements have not been entered into, the Company used its best estimate of the rental based on the pricing formula specified in the framework agreement. Sharing rate of the towers with the other telecommunication companies are also considered. According to the calculation, the present value of the minimum lease payments is approximately 65% of the fair value of the towers, which does not amount to substantially all of the fair value of the leased assets as described in IAS 17.10(d).

4-7

Mr. Carlos Pacho

•	Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

Responses of the Company

The terms of the lease specify the range of height on the towers the Company can use to place its equipment.

So far as of IAS 1710(e) is concerned, the telecommunications towers are not specialized in nature from the perspective of any individual telecom operators. In other words, there is no practical impediment for the Company to use the towers contributed by other parties and the same applies to other telecom operators with respect to towers contributed by the Company. Similarly, there are no technical requirements that would result in only one party being able to use, without major modifications, a specified portion of a tower or a tower at a particular location. Technically, there is an acceptable range of height that each base station can be placed on a particular tower, and that range can vary depending on the geographical location of the tower, the location of other adjacent base stations, and the telecom operator’s network configuration. Even though a particular telecom operator has already leased a specific portion of a tower, the Company expects that other telecom operators can normally find another appropriate portion of the same tower to fulfil their needs. As a result, the towers are not of such a specialized nature that they can only be used by one of the telecom operators. Further, the towers can also be used by non-telecom operators for monitoring, advertising, and other usages.

* * * *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Mr. Carlos Pacho

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Ms. Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (telephone: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com), or Mr. Yung Shun Loy Jacky of the Company at 852-2121-3220, with any questions you may have.

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky
Company Secretary

cc:	Carlos Pacho

Robert S. Littlepage

Dean Suehiro

(Securities and Exchange Commission)

Li Fushen

Li Zhangting

Yung Shun Loy Jacky

(China Unicom (Hong Kong) Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Daniel Chan

(KPMG)

4-9

Appendix 5

Mail Stop 3720

February 21, 2017

Li Fushen

Chief Financial Officer

China Unicom (Hong Kong) Limited

75th Floor, The Center

99 Queen’s Road Central

Hong Kong

Re:	China Unicom (Hong Kong) Limited Form 20-F for Fiscal Year Ended December 31, 2015 Response dated December 2, 2016 File No. 001-15028

Dear Mr. Fushen:

We have reviewed your December 2, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

2. Summary of Significant Accounting Policies

1.	We have reviewed your response to comment one. Please address each of the following.

a)	Please provide us with the background and the laws and/or regulations which resulted in the government-backed initiative to centralize the telecommunication tower assets in the PRC.

5-1

Li Fushen

China Unicom (Hong Kong) Limited

February 21, 2017

b)	Please identify who is responsible for carrying out the PRC’s telecommunication asset centralization.

c)	Please explain how the laws and/or regulations that resulted in the centralization of the telecommunication assets in China impact you.

d)	Please explain why you participated in the formation of China Tower. Specifically indicate if your participation was mandated by law, regulation or by your ultimate controlling shareholder.

e)	Please tell us if you had the ability to not participate in the asset centralization. If you had decided to not participate, please tell us how that decision would have impacted you. Address, without limitation, any monetary impact, your access to telecommunication infrastructure, your ability to operate in the telecommunications industry and your ability to build new telecommunication infrastructure assets, including towers.

f)	Please describe the governance structure of China Tower, including your role and authority in your capacity as a shareholder and a major customer, as well as each party that will have as seat on China Tower’s board of directors. Additionally, please tell us if China Tower can be unilaterally dissolved by the PRC or any of its directly or indirectly controlled entities.

g)	Please tell us the key terms of each contract that is related to the sale of your telecommunication infrastructure and your subsequent use of that infrastructure. In addition tell us when those agreements were finalized. Without limitation, specifically address the asset sale agreement, the asset lease agreements and the tower network restructuring arrangement.

2.	We note your response to comment one where you state, “the Tower Company transaction-are conducted on normal commercial terms” and you compared the cost method with the “market method at the point of Tower Assets disposal.” However, in your response to comment two, you state, “there had been few if any comparable and representative rental arrangements within mainland China… In mainland China, in terms of the nature, location and volume, there are few if any market transactions involving such assets that reflect the fair value of those tower assets owned by the Tower Company.” These two statements appear to be inconsistent with each other. Please clarify. Also, if there are no market transactions with comparable arrangements in the domestic market, tell us what evidence you have that the transactions were entered into at market terms. We refer to paragraph B4(a) of IFRS 13.

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Li Fushen

China Unicom (Hong Kong) Limited

February 21, 2017

3.	We have reviewed your response to comment two. Please address each of the following.

a)	We note that China Tower was founded in July 2014 and as of the date of the transaction, October 2015, it “only had minimal operations, and its assets comprised primarily cash and the Tower Assets contributed by its investors.” Please explain the nature and extent of the business China Tower carried out from its formation in 2014 through October 2015, the date of the transaction.

b)	We note news articles from as early as July 2015 that indicate China Tower was contemplating a private placement and/or initial public offering. Please tell us if China Tower estimated its fair value at any time between its formation in 2014 and the finalization of the lease terms in July 2016. If China Tower did estimate its fair value, how did that fair value compare to the RMB 1 share price used in the asset transfer transaction.

c)	You state that China Reform Holding Corporation Limited (“CRHC”) is a third party investing company. Please tell us who owns and controls CRHC. Additionally please indicate if it is a related party. We note news articles that state that CRHC is a wholly-owned subsidiary of China’s State-owned Assets Supervision and Administration Commission. If CRHC is a related party, please tell us how you determined that the cash subscription by CRHC for new shares issued by China Tower at the stock price of RMB1 per share was entered into at market terms.

d)	Please tell us the relationship, if any, of China Enterprise Appraisals with the PRC, including any of its agencies, and your independent accountants.

e)	Please explain why the “replacement cost” valuation method was used. Please address IFRS 13.B9, which describes the replacement cost and how it is used. Specifically address how the valuation of only the tower assets using the replacement cost capture the other aspects of the China Tower business, such as synergies and economies of scale.

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Li Fushen

China Unicom (Hong Kong) Limited

February 21, 2017

f)	We note your reference to paragraphs 27 and 29 of IFRS 13 with respect to highest and best use. We note that paragraph 29 of IFRS 13 states that an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset. In your circumstance, the government-based initiative to centralize the telecommunication infrastructure appears to have changed how the value from these assets will be determined. Please support your conclusion that your use of the replacement cost method yields a fair value measure that reflects the highest and best use of the tower assets, which would appear to need to reflect the requirements of the government-based initiative.

g)	We note your statement in your response that “the Tower Company transaction-are conducted on normal commercial terms.” We note that the asset transfer to China Tower was recorded in October 2015 and the lease terms were not finalized until July 2016.

•	Please explain why you entered into a transaction without knowing how much it will cost you to use the telecommunication assets.

•	Explain if you were able to determine that the transaction would be economically beneficial to you.

•	Tell us if you have any remedies if your cost to use the telecommunication assets is or becomes uneconomic.

•	Explain how you were able to determine if you entered into an onerous contract if the terms of your transaction were still under negotiation at the time you recorded it. Specifically address paragraphs 10 and 66 through 69 of IAS 37.

4.	We note your response to comment three. Please address each of the following.

a)	Please further explain how the sharing of the use of the towers by each of the telecom operators will be determined during the service period.

b)	Tell us how you determined that your arrangement to use China Tower’s tower products is, or contains, a lease. Refer to IAS 17 and IFRIC 4.

c)	Please tell us more information about the sharing rate and how it is used in the lease contract(s). You state that you took into account the sharing rate of the Tower Assets with the other two telecom operators when calculating the present value of minimum lease payments. Notwithstanding the comment above, please further explain how you utilized the sharing rate in your calculation and your basis for using the sharing rate to determine the fair value of minimum lease payments. Refer to IAS 17.4.

d)	Tell us if there is one lease agreement for all of the Tower Assets, or individual leases for each tower.

5-4

Li Fushen

China Unicom (Hong Kong) Limited

February 21, 2017

e)	Tell us the degree to which you lease the towers that you previously owned, and whether you also lease any portion of the towers previously owned by China Mobile and China Telecom.

f)	Please provide us with an example of a lease contract with China Tower.

g)	Please explain how the centralization of the telecommunication assets into China Tower changes your access to your previously owned telecommunication assets as well as telecommunication assets previously owned by others.

h)	Clarify if your lease contracts provide you with the access and use of telecommunication assets that is equitable when compared to your competitors.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for Carlos Pacho Senior Assistant Chief Accountant AD Office 11 – Telecommunications

5-5

Appendix 6

March 31, 2017

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Unicom (Hong Kong) Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Response dated December 2, 2016

File No. 001-15028

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated February 21, 2017, relating to the response of China Unicom (Hong Kong) Limited (the “Company”), dated December 2, 2016 (the “Previous Response”), to the Staff’s comment letter, dated November 4, 2016, in respect of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the Commission on April 21, 2016. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Fiscal Year Ended December 31, 2015

2. Summary of Significant Accounting Policies

1.	We have reviewed your response to comment one. Please address each of the following.

(a)	Please provide us with the background and the laws and/or regulations which resulted in the government-backed initiative to centralize the telecommunication tower assets in the PRC.

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Mr. Carlos Pacho	-2-

Responses of the Company

The government of the People’s Republic of China (the “PRC” or “China”) did not promulgate any law or regulation that requires the centralization of telecommunications towers and related assets in China (the “Tower Assets”), including the establishment of a tower company. However, the PRC governmental agencies in charge of the enterprises in the telecommunications industry, the Ministry of Industry and Information and Technology (“MIIT”), and the State-owned Assets Supervision and Administration Commission (“SASAC”), issued certain policies that encourage the Company, China Mobile Limited (“China Mobile”) and China Telecom Corporation Limited (“China Telecom”, together with the Company and China Mobile, “the three Telecom Operators” and each a “Telecom Operator”), to the extent practicable, to jointly construct and share the Tower Assets.

MIIT and SASAC have been, through their policy statements, encouraging the joint construction and sharing of the Tower Assets among the three Telecom Operators. In September 2008, they jointly issued the Notice on Promoting the Joint Construction and Sharing of Telecommunications Infrastructure (MIIT Lian Tong [2008] No. 235) (the “Notice”) on joint construction and sharing of the Tower Assets, and subsequently issued certain opinion letters to provide further guidance in this regard.

As set forth in the main purpose of the Notice and related opinion letters, MIIT and SASAC encourage the joint construction and sharing of the Tower Assets in order to minimize redundant constructions of the Tower Assets and to enhance their utilization efficiency. Nevertheless, these policy statements did not require the three Telecom Operators to centralize their Tower Assets or to establish a tower company.

Given such background, the Company conducted extensive studies on the practices of international telecommunications operators, had extensive discussions with the other two Telecom Operators, and assessed different alternatives to reduce redundant constructions of the Tower Assets and enhance their utilization efficiency, before it made the decision to participate in the centralization of the Tower Assets with the other two Telecom Operators. In its decision-making process, the Company gave significant weight to commercial benefits and to the aforesaid government policies, in particular enhancing the utilization efficiency of the Tower Assets and the global trend of sharing tower assets and establishing tower companies by telecommunications operators.

(b)	Please identify who is responsible for carrying out the PRC’s telecommunication asset centralization.

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Mr. Carlos Pacho	-3-

Responses of the Company

The senior management of the three Telecom Operators was responsible for carrying out the centralization of the Tower Assets. Such senior management evaluated, negotiated and executed the transactions related to the centralization of the Tower Assets under due authorization from the board of directors of the respective Telecom Operator. Each of the three Telecom Operators obtained approvals for the transactions in accordance with their respective corporate governance procedures as well as applicable laws, rules and regulations. After the establishment of China Tower Corporation Limited (the “Tower Company”), its senior management also participated in the negotiations and execution of the relevant transactions with the three Telecom Operators on an arm’s length basis.

The senior management of the Company conducted extensive preparatory works for establishing the Tower Company and transferring the Company’s then-owned Tower Assets to the Tower Company. The preparatory works mainly include case studies, engagement of professional advisors, asset verification and negotiation of transaction terms. Through these efforts, the Company’s senior management formulated the proposed terms of these transactions and presented the same to the board of directors of the Company (the “Board”) for consideration, in accordance with the articles of association and relevant internal procedural rules of the Company. The Board considered and approved the proposals at the following meetings:

•	On July 9, 2014, a Board meeting was held to consider the proposed establishment of the Tower Company, at which the executive directors and independent non-executive directors of the Company were present. At the meeting, the Board was debriefed by the senior management as to various key issues, including the strategic significance, business model, transaction structure and key transaction terms, with respect to the establishment of the Tower Company. After thoughtful deliberation, the Board resolved that the proposed transactions are on normal commercial terms, the terms of the proposed transactions are fair and reasonable, and the proposed transactions are in the interest of the shareholders of the Company. Therefore, the Board approved the establishment of the Tower Company.

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Mr. Carlos Pacho	-4-

•	On October 14, 2015, a Board meeting was held to consider the disposal of the Tower Assets then owned by the Company (the “Target Assets”) to the Tower Company. At the meeting, the Board was debriefed by the senior management on various key issues, including the transaction structure, consideration and terms and conditions. The Company’s financial advisor, Morgan Stanley Asia Limited (the “Financial Advisor”) was also present at the meeting for the Board’s consultation. After deliberation, the Board resolved that the relevant transactions are on normal commercial terms, the terms of the proposed transactions are fair and reasonable, and the proposed transactions are in the interest of the shareholders of the Company, and therefore, approved the transactions. On October 30, 2015, in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Unicom Group BVI and Unicom BVI approved the transactions by way of written resolutions in the capacity of the majority shareholders of the Company. Unicom Group BVI and Unicom BVI jointly owned 74.36% of the Company’s outstanding shares.

As a company dual listed on The Stock Exchange of Hong Kong Limited (the “HKSE”) and the New York Stock Exchange, in accordance with applicable listing rules and regulatory requirements, the Company published several announcements in relation to the establishment of the Tower Company and the disposal of the Target Assets, in which the principal terms of the transaction and the resolutions of the Board were disclosed.

Furthermore, the Company engaged the Financial Advisor to advise the Company on the valuation of the Target Assets, transaction structure and other related matters. Additionally, a valuation firm was jointly engaged by the three Telecom Operators and the Tower Company to conduct a valuation of the fair value of the relevant Tower Assets transferred to the Tower Company, including the Target Assets. For details of the valuation performed by the valuation firm, please refer to the responses to Comments No. 2 and 3(d) below.

In order to facilitate the execution of the projects, the senior management of the Company continuously engaged in multilateral communications with the other two Telecom Operators and the Tower Company in case of any disagreement on important matters.

(c)	Please explain how the laws and/or regulations that resulted in the centralization of the telecommunication assets in China impact you.

Responses of the Company

Please refer to the responses to Comment No. 1(a).

(d)	Please explain why you participated in the formation of China Tower. Specifically indicate if your participation was mandated by law, regulation or by your ultimate controlling shareholder.

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Mr. Carlos Pacho	-5-

Responses of the Company

The Company decided to participate in the establishment of the Tower Company after taking into account both the Company’s commercial objectives and the above mentioned government policies. In particular, the Company believes that such strategic move could address certain disadvantages in constructing the Tower Assets on its own and gain access to more Tower Assets to expand its network coverage. The Company also believes that such move is consistent with a general trend of the telecommunications industry worldwide.

The Company’s investments in Tower Assets had increased dramatically in the past few years, primarily driven by the increasing customer demand for telecommunications services with an improved network speed. In particular, from the end of 2013 when the three Telecom Operators obtained their respective licenses to operate 4G businesses, each of the three Telecom Operators began rolling out its 4G networks ambitiously in order to effectively compete in 4G services. Meanwhile, the limited land resources as a result of China’s urbanization and elevated population density caused more hardships in, and higher costs of, constructing Tower Assets in China. After consulting the precedents of international telecommunications operators, the Company believed that the integrated operation of Tower Assets through establishing specialized tower companies had become a general trend worldwide. In light of the above, the Company believed that participating in the establishment of the Tower Company would be beneficial to the Company. Specifically:

(1) To enhance the telecommunications network coverage and capacity:

Prior to the establishment of the Tower Company, the Company had a substantially lower network coverage than China Mobile. Accordingly, through the centralization of the Tower Assets, the Company would be able to expand its telecommunications network coverage within a shorter period of time by gaining access to the Tower Assets that are not merely constructed by the Company. Participation in such transactions would also address the Company’s difficulties in site selection and the long construction cycle for the Tower Assets, which, in turn, would improve our service quality, enhance customer experience and benefit all users of the Company’s telecommunications services.

(2) To realize long-term investment returns through equity investment:

Based on the case studies it conducted, the Company believed that, a specialized tower company in China, by leveraging its integrated Tower Assets with improving utilization efficiency and its stable customer base that is expected to be further diversified in the future, could achieve stable business growth and realize substantial economic return. Therefore, with the expectation to benefit from potential long-term returns that the Tower Company would be able to distribute to its shareholders, the Company decided to make an investment in the Tower Company.

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Mr. Carlos Pacho	-6-

(3) To reduce capital expenditure:

The Company had incurred substantial capital expenditure in constructing its Tower Assets in the past. By leasing desirable Tower Assets from the Tower Company and ceasing to construct them on its own, the Company could reduce its capital expenditure significantly. In addition, benefiting from co-tenancy discounts and the flexibility in leasing desirable Tower Assets, the Company is expected to achieve long-term economic benefits from the leasing arrangements with the Tower Company.

In conclusion, the Company decided to invest in the Tower Company after taking into account both the Company’s commercial objectives and the above-mentioned government policies. The Company believes that the participation in the establishment of the Tower Company is in the interest of the Company and its shareholders, including the ultimate controlling shareholder. However, such decision was not mandated by the Company’s ultimate controlling shareholder or required by any law or regulation.

(e)	Please tell us if you had the ability to not participate in the asset centralization. If you had decided to not participate, please tell us how that decision would have impacted you. Address, without limitation, any monetary impact, your access to telecommunication infrastructure, your ability to operate in the telecommunications industry and your ability to build new telecommunication infrastructure assets, including towers.

Responses of the Company

The Company had the ability not to participate in the centralization of the Tower Assets, but it would have continued to face the difficulties in constructing Tower Assets on its own and would be deprived of the benefits mentioned in the responses to Comment No. 1(d) above. Compared to the Company’s current status, negative impacts from not participating in the centralization of the Tower Assets include:

(1) In terms of the Company’s access to the Tower Assets, as the Company had a substantially lower network coverage than China Mobile, if China Mobile and China Telecom were to expand their network coverage through the centralization of of the Tower Assets while the Company only expanded through constructing Tower Assets on its own, the pace of the Company’s telecommunications network expansion would likely be slower than that of China Mobile and China Telecom, which would have impeded the business development of the Company; and

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Mr. Carlos Pacho	-7-

(2) In terms of financial impacts, the Company would have continued to incur substantial capital expenditure and the costs for the construction of Tower Assets, as well as their operation and maintenance costs had the Company constructed and owned such Tower Assets.

(f)	Please describe the governance structure of China Tower, including your role and authority in your capacity as a shareholder and a major customer, as well as each party that will have as seat on China Tower’s board of directors. Additionally, please tell us if China Tower can be unilaterally dissolved by the PRC or any of its directly or indirectly controlled entities.

Responses of the Company

The corporate governance structure of the Tower Company, as summarized below, is established based on the articles of association of the Tower Company that are adopted pursuant to the PRC Company Law.

(1) Shareholders’ General Meeting:

The shareholders’ general meeting is the highest authority of the Tower Company, which consists of all the shareholders of the Tower Company. Currently, the Company, China Mobile, China Telecom and CRHC hold 28.1%, 38.0%, 27.9% and 6.0%, respectively, of the share capital of the Tower Company. All shareholders, including the Company, hold the same class of shares, and are entitled to dividends and other forms of profit distributions and voting rights at the shareholders’ general meeting in proportion to the number of shares held by them, respectively.

The shareholders’ general meetings pass resolutions by open ballot, by way of ordinary resolutions or special resolutions. An ordinary resolution must be passed by votes representing a majority of the voting rights represented by the shareholders present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders present at the meeting. The matters subject to special resolutions at the shareholders’ general meeting, include, but are not limited to:

•	any amendment of the articles of association;

•	any increase or decrease in the registered share capital;

•	merger, division, dissolution or any change of the corporate form; and

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Mr. Carlos Pacho	-8-

•	for a particular year acquisition or disposal of any major assets or provision of security interest that exceed 30% of the company’s total assets, other than business activities that are in the ordinary course of business, and the provision of security interest to its wholly owned subsidiaries.

Other matters within the authority of the shareholders’ general meetings shall be resolved by ordinary resolutions, including, but not limited to:

•	determining business policies and investment plans;

•	electing or removing directors and supervisors that are not appointed from employee representatives, and deciding on their remuneration;

•	considering and approving reports of the board of directors and the board of supervisors;

•	considering and approving proposed annual financial budgets and final accounts; and

•	considering and approving profit distribution plans and plans for making up losses.

When the shareholders’ general meeting considers matters concerning related party transactions involving any shareholder, such related shareholder(s) shall abstain from voting. The resolutions of the shareholders’ general meeting shall fully disclose the voting results of non-related shareholders. The authority and voting rules of the shareholders’ general meeting of the Tower Company are consistent, in all material aspects, with the provisions of the PRC Company Law.

(2) Board of Directors:

The board of directors of the Tower Company is the decision-making body of its business operations and shall be accountable to the shareholders’ general meeting. The board of directors of the Tower Company shall consist of seven to nine members, including one chairman. The chairman of the board shall be elected by the majority of directors. At present, the board of directors of the Tower Company consists of nine members, of which eight are non-executive directors. Two of the non-executive directors are from the Company, three are from China Mobile, two are from China Telecommunications Corporation and one is from CRHC. Mr. Shao Guanglu, who serves as an executive director and senior vice president of the Company, is also a non-executive director of the Tower Company. The sole executive director is also the general manager of the Tower Company, who does not hold any posts concurrently in the three Telecom Operators.

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Mr. Carlos Pacho	-9-

The main authority of the board of directors of the Tower Company includes, but is not limited to:

•	convening the shareholders’ general meetings, proposing relevant matters to the shareholders’ general meetings for approval and reporting its work to the shareholders’ general meeting;

•	implementing the resolutions of the shareholders’ general meeting;

•	deciding on the business plans and investment proposals;

•	formulating the proposed annual financial budgets and final accounts;

•	formulating the profit distribution plans and plans for making up losses;

•	formulating plans for the increase or decrease in the registered share capital and for the issuance of corporate bonds, as well as for the listing of the company’s securities;

•	formulating plans for merger, division, dissolution or change of corporate form; and

•	deciding on the establishment of the internal management organization and branches, as well as on the employment or dismissal of the general manager of the company and his compensation.

The quorum of the board meeting shall consist of a simple majority of all directors. Each director shall have one vote at the board meeting. All board resolutions shall be adopted by a majority of all directors, unless otherwise provided by laws and regulations. When the board of directors consider matters concerning related party transactions involving any director, such related director(s) shall abstain from voting. The board resolutions shall fully disclose the voting results of non-related directors. The authority and voting rules of the Tower Company’s board of directors are consistent, in all material aspect, with the provisions of the PRC Company Law.

(3) Board of Supervisors:

The board of supervisors of the Tower Company consists of five members, including one chairman, who is elected by a majority of all supervisors. The members of the board of supervisors consist of three members who represent the shareholders and two members who represent the employees of the Tower Company. Each of the three Telecom Operators appoints one supervisor of the Tower Company. No director, general manager, deputy general manager, staff in charge of financial affairs or other senior managers of the Tower Company may concurrently serve as a supervisor. The authority of the Tower Company’s board of supervisors is consistent, in all material aspect, with the provisions of the PRC Company Law.

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Mr. Carlos Pacho	-10-

The authority of the board of supervisors of the Tower Company includes, but is not limited to:

•	monitoring any violation of laws, administrative regulations and the articles of associations by directors and senior managers in the course of discharging their duties, and proposing removal of the directors and senior managers who are in breach of relevant laws, administrative regulations, the articles of association of the company or duly adopted shareholders’ resolution;

•	requiring the directors and senior managers to rectify their actions which have impaired the interests of the company, and reporting to the shareholders’ general meeting and competent government agencies when necessary;

•	examining the financial conditions of the company;

•	proposing the convening of extraordinary shareholders’ general meetings;

•	submitting proposals to the shareholders’ general meeting; and

•	proposing the convening of extraordinary board meetings.

(4) Senior Management:

The senior managers of the Tower Company consist of one general manager and several deputy general managers. The general manager shall be employed or dismissed by the board of directors. Deputy general managers shall be nominated by the general manager and approved or removed by the board of directors. The directors of the Tower Company can concurrently hold the posts of general manager, deputy general manager or other senior manager. The authority of the general manager of the Tower Company is consistent, in all material aspects, with the provisions of the PRC Company Law. Since the Tower Company’s incorporation in July 2014, none of the senior managers of the Tower Company has held any concurrent posts in the three Telecom Operators.

Despite that the Company is a major shareholder of the Tower Company, the Company’s rights and obligations with the Tower Company are governed by the agreements between the Company and the Tower Company, all of which were entered into at market terms through arm’s length negotiation. By the same token, simply by virtue of being a customer of the Tower Company, the Company does not have any special role or right in the corporate governance of, or can exert any special influence over the Tower Company. Despite that the Company, China Mobile, China Telecom and CRHC are represented in the board of directors as shareholders of the Tower Company, the business management of the Tower Company is operated independently, and in particular, all decisions on important matters are made through the corporate governance procedures provided in its articles of association. The Company cannot unilaterally affect the operation and decision-making of the Tower Company as a shareholder.

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Mr. Carlos Pacho	-11-

In addition, the Tower Company can only be dissolved according to the applicable PRC laws and its articles of association, which are consistent with the provisions of the PRC Company Law. The PRC government or any entity it directly or indirectly controls has no power to dissolve the Tower Company unilaterally.

(g)	Please tell us the key terms of each contract that is related to the sale of your telecommunication infrastructure and your subsequent use of that infrastructure. In addition tell us when those agreements were finalized. Without limitation, specifically address the asset sale agreement, the asset lease agreements and the tower network restructuring arrangement.

Responses of the Company

The Company entered into the following contracts related to the sale of its then existing telecommunications infrastructure and the subsequent use of that infrastructure:

(1) the Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration (the “Transfer Agreement”), dated October 14, 2015, among China Mobile Communication Company Limited and its 31 Subsidiaries (“China Mobile”), China United Network Communications Corporation Limited (“CUCL”), Unicom New Horizon Telecommunications Company Limited (“New Horizon”), China Telecom Corporation Limited (“China Telecom”, together with CUCL and China Mobile, the “Sellers ”), China Reform Holdings Corporation Ltd. (“CRHC”) and the Tower Company, pursuant to which (i) China Mobile, CUCL, New Horizon and China Telecom shall transfer their then respectively owned Tower Assets to the Tower Company, (ii) the Tower Company issued and allotted shares in the Tower Company and/or pay certain cash as consideration for such transfers and (iii) CRHC subscribed for new shares in the Tower Company in cash. CUCL and New Horizon are wholly owned subsidiaries of the Company. The Transfer Agreement was filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2015.

(2) the Share Subscription Agreement (the “Share Subscription Agreement”), dated January 29, 2016, between CUCL and the Tower Company, pursuant to which the number of shares subscribed by CUCL and the amount of the consideration to be paid by each of such subsidiaries was settled on the same date. The Share Subscription Agreement was filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2015.

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(3) the Commercial Pricing Agreement (the “Pricing Agreement”), dated July 8, 2016, between CUCL and the Tower Company, pursuant to which CUCL agreed to lease from the Tower Company (i) the Tower Assets acquired by the Tower Company pursuant to the Transfer Agreement (the “Acquired Towers”) and (ii) the Tower Assets newly constructed by the Tower Company (the “New Towers”), among others. The English translation of the Pricing Agreement is attached as an exhibit to this response letter and will also be filed as an exhibit to the Company’s Form 20-F for the fiscal year ended December 31, 2016.

Certain key terms of each of the Transfer Agreement, the Share Subscription Agreements and the Pricing Agreement are summarized below:

Transfer Agreement

•	The consideration for the transaction will be based on the final appraised value of the Tower Assets, and adjusted by the depreciation and amortization of the Tower Assets, among other things, in accordance with the terms of the Transfer Agreement.

•	In exchange for the Target Assets disposed by CUCL and New Horizon, the Tower Company shall issue to CUCL a maximum of 37,743,050,000 shares at a par value of RMB1 per share and the remaining consideration shall be settled in cash. The final consideration for the transaction was later determined to be approximately RMB54,658 million, and accordingly, the Tower Company shall issue approximately 33,336 million shares to CUCL and shall pay approximately RMB21,322 million in cash as consideration to CUCL.

•	The consideration shares shall be issued by the Tower Company to CUCL within 30 days after the determination of the final consideration. The payment of cash consideration by the Tower Company shall be deferred and the Tower Company shall pay the first instalment to CUCL (namely, RMB3 billion) within 30 days after it has obtained the subscription proceeds from CRHC. The remaining balance of cash consideration shall be paid by the Tower Company by December 31, 2017.

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•	The Tower Company shall issue new shares to CRHC. Prior to the completion of the transaction, the Tower Company was owned as to 40.0%, 30.1% and 29.9% by China Mobile, CUCL and China Telecom, respectively. Upon completion of the Transaction, the Tower Company is owned by China Mobile, CUCL, China Telecom and CRHC as to 38.0%, 28.1%, 27.9% and 6.0%, respectively.

•	The completion of the transaction is subject to the satisfaction (or, if applicable, waiver) of certain customary closing conditions.

•	Each of the three Telecom Operators agrees to abide by certain covenants prior to the completion of the transaction, including, among others, (i) procuring all necessary access for the Tower Company to inspect the Tower Assets, and upon receipt of reasonable notice, allowing the representatives of the Tower Company to enter the premises of the relevant Tower Assets in use and providing the Tower Company with all necessary information and assistance; (ii) not disposing of any Tower Assets without the Tower Company’s consent; and (iii) promptly informing the Tower Company of any matter that may result in material adverse changes to the Tower Assets.

•	Unless otherwise agreed among the parties of the Transfer Agreement, the ownership and risks associated with the Tower Assets shall be transferred to the Tower Company on October 31, 2015 (the “Completion Date”).

•	The three Telecom Operators are entitled to continue the use of the Tower Assets they agreed to sell to the Tower Company during the period from the day following the Completion Date until the lease arrangements are finalized. Once the three Telecom Operators and the Tower Company have agreed on the leasing fees for the Tower Assets, the three Telecom Operators shall pay the leasing fees incurred from the day following the Completion Date.

•	The Sellers and the Tower Company shall complete the handover of the Tower Assets within 30 days after the Completion Date (or such other date as agreed among the parties). Each party shall provide confirmation of the completion of the handover. Upon such confirmation, the parties shall also confirm the final consideration for the transaction after taking into account of the abovementioned adjustments in accordance with the terms of the Transfer Agreement.

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•	During the period from the Completion Date until the date when the Tower Company has completed the construction and restructuring of its power and environment monitoring system (which was expected to be completed by June 30, 2016), the parties shall implement the transition arrangements in accordance with the Transfer Agreement and establish a joint workforce to ensure the stable operations and transition of the Tower Assets.

Share Subscription Agreements

•	CUCL agreed to subscribe for 33,335,836,822 shares issued by the Tower Company at RMB1 per share, which had been settled before December 31, 2015.

Pricing Agreement

•	Depending on the actual demand for the Tower Assets of the Tower Company, the respective subsidiaries of CUCL and the Tower Company located in the same province in China shall enter into (i) provincial service agreements for a term of five years and (ii) bulk lease forms for the Acquired Towers and bulk lease forms and/or product confirmation orders for New Towers. Prior to the end of the service term, the Company and the Tower Company, or their respective subsidiaries, will consider whether to renew the service agreements and negotiate the arrangements concerning further provision of products and services.

•	The assets that CUCL (together with its provincial companies) may lease from the Tower Company include the Acquired Towers and the New Towers.

•	The price for a New Towers be determined in accordance with the following pricing formula:

Product price	=	base price × (1 – co-tenancy discount rate 1) + (site fee + electricity input cost) × (1 – co-tenancy discount rate 2)

Base price	=	(standard construction cost/years of depreciation × (1 + impairment rate) + maintenance cost) × (1 + cost margin)

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In order to reflect the difference of standardized construction costs of the New Towers in different geographical areas, 31 provinces of Mainland China have been divided into four categories with a different adjustment rate for each category. The maintenance expense shall be adjusted based on the market price to procure materials and services for such maintenance work. The impairment rate (as a result of relocation, repair and damages, among others) is fixed at 2% and the cost margin is fixed at 15%. The site cost and electricity input cost are either priced on a lump sum or on an itemized basis.

Co-tenancy discount rate 1 referred to in the formula for product price is a 20% discount rate, if the relevant tower is shared by two tenants, or a 30% discount rate, if the relevant tower is shared by three tenants. The first sole tenant of the shared towers shall be entitled to a anchor discount, namely, an extra 5% discount in addition to the aforementioned sharing discounts.

Co-tenancy discount rate 2 referred to in the formula for product price is a 40% discount rate, if the relevant tower is shared by two tenants or a 50% discount rate if the relevant tower is shared by three tenants. The first sole tenant of such towers shall be entitled to the anchor discount, namely, an extra 5% discount in addition to the aforementioned sharing discounts.

•	The pricing basis for the Acquired Towers is principally consistent with that applicable to the New Towers. The product catalogue and pricing formula relating to Acquired Towers shall be identical to those applicable to the New Towers, with the exception that the standard construction cost shall be adjusted and determined according to the proportion of the depreciation cost of the Acquired Towers to that of the New Towers in different provinces and no separate electricity input cost shall be charged for the Acquired Towers.

The sharing discount rates applicable to the Acquired Towers shall be consistent with those applicable to the New Towers, and the former owners of the relevant Acquired Towers shall be entitled to the anchor discount.

Tenants other than the former owner of an Acquired Towers who started occupying such tower prior to the Completion Date shall only pay 30% of the product price of such Acquired Tower, and the former owner of such Acquired Tower shall be entitled to the anchor discount and shall only pay 70% of the site cost when there are two tenants or 40% when there are three tenants until 2018.

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•	The lease term for the Acquired Towers commenced on November 1, 2015. The commencement date of the lease for the New Towers shall be determined by the commencement dates of the services as described in the bulk lease forms and/or product confirmation orders entered into by the respective provincial companies and subsidiaries of CUCL and the Tower Company.

•	The parties may further negotiate or agree on any applicable adjustments to pricing taking into account the changes in certain factors, including significant fluctuations in steel price, inflation rate, condition of the real estate market, as well as the actual operational situations of the Tower Company.

2.	We note your response to comment one where you state, “the Tower Company transaction are conducted on normal commercial terms” and you compared the cost method with the “market method at the point of Tower Assets disposal.” However, in your response to comment two, you state, “there had been few if any comparable and representative rental arrangements within mainland China… In mainland China, in terms of the nature, location and volume, there are few if any market transactions involving such assets that reflect the fair value of those tower assets owned by the Tower Company.” These two statements appear to be inconsistent with each other. Please clarify. Also, if there are no market transactions with comparable arrangements in the domestic market, tell us what evidence you have that the transactions were entered into at market terms. We refer to paragraph B4(a) of IFRS 13.

Responses of the Company

The Company respectfully submits that it did not conduct any valuation on the Target Assets using market method or income method. In the Previous Response, the Company evaluated the appropriateness of the three valuation methods but did not compare the valuation results of the three methods. According to its evaluation, the Company was of the view that the cost method was most appropriate at the time.

The Company is not aware of any market transactions with comparable arrangements in mainland China. However, the Company is of the view that the disposal of the Target Assets was entered into at market terms based on the following evidence:

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•	In transferring the Target Assets to the Tower Company, the Company made the decision to enter into such transaction after taking into account the Company’s commercial objectives (please refer to the aforesaid response to Comment No. 1(a) and 1(d)), and on the basis that the transaction would be commercially beneficial to the Company. The Company also considered the results of the valuation conducted by the independent valuation firm and the advice of the Financial Advisor. The terms and conditions of the transaction was the product of rounds of negotiations for months between the Company and the Tower Company. As discussed in the Company’s response to Comment No. 3(c), despite all the entities being under the common control of the PRC, each party involved in the negotiations had its own commercial objectives, and negotiated on an arm’s length basis. Additionally, the directors of each party were required to discharge their fiduciary duty to the party and act in the best interest of the companies and such companies’ shareholders.

•	The Company evaluated and obtained all required approvals for the disposal of the Target Assets to the Tower Company in accordance with its corporate governance requirements, including by the Board and by its shareholders (please refer to the aforesaid response to Comment No. 1(b)). In addition, the Company made numerous public announcements in relation to the establishment of the Tower Company and the disposal of the Target Assets pursuant to applicable regulatory requirements, in which the principal terms and conditions of the transactions and the resolutions of the Board were disclosed.

•	The independent valuation firm was engaged by the three Telecom Operators and the Tower Company through a bidding procedure. The independent valuation firm conducted a thorough and independent valuation of the Tower Assets, which took approximately one year. During the valuation process, evaluation experts and staff from affiliates of the three Telecom Operators and the Tower Company were also actively involved. The parties also undertook rounds of inspections and verifications of the Tower Assets, so as to ensure the accuracy and fairness of the valuation.

•	China is a country where a number of companies are under the common control of the State. According to IFRS13 BC57, transactions between these companies shall not be deemed unfair simply because the transacting parties are under common control of the State. As mentioned above, each party involved in the centralization of the Tower Assets has an independent governance structure, and its directors and executive officers owe fiduciary duty to act in the best interest of such party and its shareholders. Furthermore, the senior management of each Telecom Operator has their own mandate to achieve their respective commercial objectives and is incentivized to pursue their respective development and profitability. As such, the senior management of each party is motivated to bargain for the transaction terms that are most favorable to the relevant company.

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•	Through the series of transactions with the Tower Company, each of the three Telecom Operators held different proportional shareholding interest in the Tower Company, and leased different scale of the Tower Assets from the Tower Company, and therefore, acquired different economic benefits from the disposal and leasing of the Tower Assets. Each of the three Telecom Operators was in its individual capacity to participate in the negotiations and to achieve their own commercial objectives. As far as the Tower Company is concerned, its senior management has its own commercial objectives and interests; therefore, the sale and lease transactions were entered into at market terms through arm’s length negotiations.

In conclusion, the Company is of the view that its evaluations, negotiations, decision-making process, disclosure and other related matters concerning the transactions with the Tower Company were conducted on an arm’s length basis, and transactions were entered into at market terms. Although a related party transaction may be a sign of unfair trading price, so far as the disposal transaction is concerned, the Company concluded that the transaction prices were fair and equitable, as the Tower Assets Transferred to the Tower Company were evaluated by an independent valuation firm on the basis of objective data and the parties entered into the transaction for their own commercial objectives.

3.	We have reviewed your response to comment two. Please address each of the following.

(a)	We note that China Tower was founded in July 2014 and as of the date of the transaction, October 2015, it “only had minimal operations, and its assets comprised primarily cash and the Tower Assets contributed by its investors.” Please explain the nature and extent of the business China Tower carried out from its formation in 2014 through October 2015, the date of the transaction.

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Responses of the Company

From its establishment in July 2014 through the Completion Date in October 2015, the Tower Company conducted following businesses: (1) from July 2014 to October 2015, setting up its branches in 31 provinces in China, establishing the functional departments at the headquarter and branches, recruiting managers and staff at all levels and formulating internal management systems; (2) from early 2015 to October 2015, inspecting the Acquired Tower throughout China together with the three Telecom Operators for the purpose of valuation, details of which are stated in the response to Comment No. 2; and (3) pilot construction of New Towers.

(b)	We note news articles from as early as July 2015 that indicate China Tower was contemplating a private placement and/or initial public offering. Please tell us if China Tower estimated its fair value at any time between its formation in 2014 and the finalization of the lease terms in July 2016. If China Tower did estimate its fair value, how did that fair value compare to the RMB1 share price used in the asset transfer transaction.

Responses of the Company

To the knowledge of the Company, between the establishment of the Tower Company in 2014 and the finalization of the lease arrangements for the Acquired Towers and New Towers in July 2016, the Tower Company did not estimate its fair value, except for the valuation of the Tower Assets transferred by the three Telecom Operators, which was conducted by the independent valuation firm jointly engaged by the Tower Company and the three Telecom Operators for the purpose of transferring such Tower Assets.

(c)	You state that China Reform Holding Corporation Limited (“CRHC”) is a third party investing company. Please tell us who owns and controls CRHC. Additionally please indicate if it is a related party. We note news articles that state that CRHC is a wholly-owned subsidiary of China’s State-owned Assets Supervision and Administration Commission. If CRHC is a related party, please tell us how you determined that the cash subscription by CRHC for new shares issued by China Tower at the stock price of RMB1 per share was entered into at market terms.

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Responses of the Company

The Company respectfully advises the Staff that in its two previous responses, the Company did not state that CRHC is a third-party investor. To the knowledge of the Company, CRHC is directly owned and controlled by State-owned Assets Supervision and Administration Commission.

Although CRHC falls into the definition of a related party of the Company in accordance with paragraph 9 of IAS 24, Related Party Disclosures, CRHC is also a ‘government-related entity’ and, in accordance with paragraphs 25 to 27 of IAS 24, the Company is exempted from certain related party disclosures with respect to CRHC. Although CRHC and the other parties to the Transfer Agreement are under common control by the PRC government, each party has its independent governance structure, decision-making process and considerations of its own separate commercial interests, based on which the respective disposal of the Tower Assets was entered into through arm’s length negotiations. The fairness of the disposal of the Tower Assets, including the fair consideration for the disposal, was not affected by the common control of the PRC government of the parties to the transaction. In particular, when negotiating with CRHC on the terms of its investment in the Tower Company, including the subscription price of RMB1 per share, the parties took into account and referred to the fair value of the Tower Assets contributed by each Telecom Operator as determined by the independent valuation firm as set forth in the response to your Comment No. 3(e) below.

Therefore, the Company believes that even if CRHC is a related party of the Company, only in the sense that it is a government-related entity, its participation in the transaction did not affect the conclusion reached by the Company regarding the fair value of the Tower Company at the time.

(d)	Please tell us the relationship, if any, of China Enterprise Appraisals with the PRC, including any of its agencies, and your independent accountants.

Responses of the Company

Beijing China Enterprise Appraisals Co., Ltd. (“Chinacea” ) is one of the largest and best-known professional valuation firms in China, which was engaged jointly by the three Telecom Operators, including the Company, and the Tower Company, through usual biding and procurement procedure. Chinacea is a limited liability company owned by professional asset valuers. It is neither owned nor controlled by, nor otherwise related to, the PRC or any of its agencies, and it has no direct relationship with the independent accountants of the Company.

(e)	Please explain why the “replacement cost” valuation method was used. Please address IFRS 13.B9, which describes the replacement cost and how it is used. Specifically address how the valuation of only the tower assets using the replacement cost capture the other aspects of the China Tower business, such as synergies and economies of scale.

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Responses of the Company

In the Company’s view, replacement cost valuation method is the most appropriate valuation method at the time of valuation. In its response to comment two in the Previous Response, the Company gave a detailed explanation that market valuation method could not be applied as there is no transaction of comparable size available in the local market, and that cash flow discount method could not be applied as the estimation of cash flow was highly dependent on judgement at the time of the disposal of Tower Assets.

In this transaction, Company and the Tower Company consulted an independent valuation firm. According to the valuation firm, no PRC company had previously conducted a large-scale centralization of the Tower Assets before the establishment of the Tower Company. The Tower Assets involved in the centralization were not operated as separate business units in the three Telecom Operators. Therefore, the relevant Tower Assets had no identifiable income and expense. When the Tower Assets were disposed of in October 2015, apart from being able to predict to a certain extent the future use of the Tower Assets, the Company was unable to provide a reasonably quantitative forecast on (i) the extent of the sharing of the Tower Assets by China Mobile, China Telecom and/or other potential tower users, and (ii) the leasing of the Tower Assets over a longer period of time. In addition, under the market method, the value of the comparable companies must be adjusted by taking into account other factors, such as return on asset and growth on earnings, which may affect such value as to determine the valuation of the subject-matter. Likewise, when applying the income method, the expected return of the assets under valuation and corresponding risks must be taken into account. None of these parameters required for valuation under the market method or the income valuation method was available or could be reliably projected. Therefore, replacement cost method was adopted.

Throughout the negotiations, according to the requirements of relevant laws and regulations, asset valuation criteria, the principle of asset valuation, and the characteristics of the Tower Assets, the Company and the Tower Company were both of the view that the replacement cost valuation method was the appropriate asset valuation method for the following reasons: (i) there was objective and sufficient data at the time of the valuation; (ii) the infrastructure support offered by Tower Assets was mainly for telecommunications services under the current market conditions; and (iii) replacement cost valuation method was commonly used in and outside China to measure the fair value of tangible assets are used in conjunction with other assets or other assets and liabilities. Under the replacement cost valuation method, the fair value of the Tower Assets is calculated by multiplying the total replacement cost and the newness rate. The total replacement cost includes items such as costs of acquisition, construction and installation. The independent valuation firm engaged by the Company and the Tower Company determined the costs of acquisition, construction and installation based on market inquiry, and therefore the total replacement cost was determined based on market-oriented objective data. Additionally, as market players in telecommunications industry, both the Company and the Tower Company were in a position to determine the economic life span and the duration of service of the Tower Assets based on the conditions of use and the technical conditions to identify the newness rate of the Tower Assets.

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Replacement cost method by its nature does not reflect synergy effects and economies of scale. The transaction in question is an asset disposal in nature. The Company believes that the replacement cost valuation method, which is based on the best information available at the time of the valuation without taking into account any highly uncertain synergy effect or economy of scale, is a relatively objective approach that all parties agreed upon.

(f)	We note your reference to paragraphs 27 and 29 of IFRS 13 with respect to highest and best use. We note that paragraph 29 of IFRS 13 states that an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset. In your circumstance, the government-based initiative to centralize the telecommunication infrastructure appears to have changed how the value from these assets will be determined. Please support your conclusion that your use of the replacement cost method yields a fair value measure that reflects the highest and best use of the tower assets, which would appear to need to reflect the requirements of the government-based initiative.

Responses of the Company

In the Company’s response to comment two in the Previous Response, the Company had elaborated that the use of the replacement cost method yields a fair value measure that reflects the highest and best use of the Tower Assets. In the response to comment one above, the Company has elaborated the role of the PRC government in the centralization of the Tower Assets, have explained the commercial objectives of the three Telecom Operators independently initiating the transaction, and have discussed that the transaction was negotiated on an arm’s length basis. The concentration of the Tower Assets would produce synergies and economies of scale. However, due to the high uncertainty in estimating future cash flows, it is difficult to quantify such synergies and economies of scale involved in these transactions. The Company believes that other market participants will encounter similar challenges when appraising the fair value of the Tower Assets. The Company understands that replacement cost method does not reflect synergy effect and economies of scale. However, there is a lack of comparable transaction, in terms of scale, transaction structure, participants and other factors, that could be used in valuing the Tower Assets. As such, the adoption of the replacement cost method for the valuation of Tower Assets has best reflected the reasonable judgement and choice of the market participants regarding the highest and best use of the Tower Assets.

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(g)	We note your statement in your response that “the Tower Company transaction-are conducted on normal commercial terms.” We note that the asset transfer to China Tower was recorded in October 2015 and the lease terms were not finalized until July 2016.

i.	Please explain why you entered into a transaction without knowing how much it will cost you to use the telecommunication assets.

Responses of the Company

Although the Company disposed of the Target Assets to the Tower Company in October 2015 before the lease terms were finalized in July 2016, as disclosed in the Company’s announcement published on the HKSE on October 14, 2015 and on Form 6-K furnished to the Commission on October 15, 2015, (i) the Company intended to lease the Target Assets from the Tower Company subsequent to the disposal, and were in the process of finalizing the terms of such lease, and (ii) to ensure there are no interruptions in the Company’s operations, the Tower Company had undertaken to allow the Company to continue using the Target Assets notwithstanding that the terms of the lease had not been finalized.

Accordingly, at the time of disposal, the Company had been negotiating the lease terms with the Tower Company, and had been given comfort that the disposal would not result in an interruption of its operations. In addition, prior to the disposal, the Company had prudently planned for the lease arrangement and had agreed with the Tower Company on a number of principles as the basis of negotiations for the lease arrangement, and on that basis the Company had formed a reasonable initial judgment on the potential economic implication of the transaction. Specifically:

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•	In the first half of 2015, the three Telecom Operators and the Tower Company conducted rounds of negotiations to agree on a number of principles as the basis of negotiations for the lease arrangements. For example, at the time all parties had an understanding that the leasing fees will be calculated using standard costs for constructing and/or maintaining the Tower Assets, plus a reasonable surcharge to be negotiated. As the Company has years of experience in constructing and operating its own Tower Assets, it believed it would be capable of estimating the costs and expenses of the Tower Company for constructing and operating the Tower Assets, such as depreciation, maintenance and energy consumption. As such, the Company was well positioned in estimating future cost for using the Tower Assets of the Tower Company.

•	In addition, the three Telecom Operators and the Tower Company had reached an agreement in principle on certain key terms of the lease arrangements, such as (i) that the three Telecom Operators would be granted a co-tenancy discount for sharing the Tower Assets; and (ii) that the Tower Company would allocate the Tower Assets fairly based on the demands of the three Telecom Operators and other non-operator customers. The Company also understood that at that time the Tower Company was in the process of establishing its internal management procedures, details of which are set forth in response to Comment No. 3(a) above.

In spite of the foregoing principles of leasing fee determination and certain other understandings reached, because of the significant amount of time required to negotiate and finalize the details of the lease agreement, the parties involved were only able to finalize the lease arrangements and enter into the agreement in July 2016. The proposal related to the Pricing Agreement was approved in accordance with the applicable corporate governance procedures and internal management procedures of the Company. At the time when the Company disposed the Target Assets, the parties had not reached any definitive agreement on specific ratios or factors with respect to the pricing for the lease arrangement between the Company and the Tower Company.

However, based on the negotiation progress and the understandings reached at the time of the disposal of the Target Assets, the Company believed that it would benefit from the lease arrangements despite that at the time the lease terms have not been finalized.

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ii.	Explain if you were able to determine that the transaction would be economically beneficial to you.

Responses of the Company

Based on the expected lease arrangement, the Company was able to analyze the costs and benefits for using the Tower Assets before and after the transaction, which supported the Company’s estimate that the centralization of the Tower Assets would benefit the Company in many ways. In addition, from the perspective of the Company’s equity investment in the Tower Company, the Tower Company can lease its Tower Assets not only to the three Telecom Operators, but also to other potential customers, thus generating more revenue, and in turn brings the Company investment returns from the investment in the Tower Company. As such, the Company was able to conclude that the transaction would be economically beneficial to itself in the long run.

iii.	Tell us if you have any remedies if your cost to use the telecommunication assets is or becomes uneconomic.

Responses of the Company

The Company believes by sharing the Tower Assets with the other Telecom Operators, the Company will benefit from lower costs in the long run and from enhanced competitiveness due to expanded network coverage. If the cost to use the Tower Assets becomes uneconomic, the Company may negotiate with the Tower Company on the renewal of the lease based on the then current economic condition and benefit-cost analysis, upon the expiry of the initial five-year lease term. The Company could also negotiate with the Tower Company on the leasing fee and lease term for individual Tower Asset, which also provides flexibility to the Company. Moreover, as a major shareholder of the Tower Company, the Company could also benefit from the investment return on its interest in the Tower Company to compensate any uneconomic lease (if any) resulting from high costs for using the Tower Assets.

iv.	Explain how you were able to determine if you entered into an onerous contract if the terms of your transaction were still under negotiation at the time you recorded it. Specifically address paragraphs 10 and 66 through 69 of IAS 37.

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Responses of the Company

As mentioned in the response to Comment No. 3(g)(i) above, the Company began planning and negotiating the lease arrangement with the Tower Company prior to the disposal of the Tower Assets in October 2015. Also, to ensure there are no interruptions in the Company’s operations, the Company also obtained an undertaking from the Tower Company to allow the Company to continue using the Target Assets notwithstanding that the terms of the lease had not been finalized. It was also agreed that the Company will pay service charges for the use of the Target Assets from the Completion Date to the date that formal agreement on the lease arrangement is finalized. According to the responses to Comment No. 3(g)(i) and 3(g)(ii) above, the Company had conducted a cost-benefit analysis on disposal of the Target Assets based on its then expectation on the lease arrangement, through which it concluded that the transaction would be beneficial to the Company. As such, although the transaction had been recorded when the terms concerning the subsequent lease arrangement were still under negotiations, the Company believed that it was not likely to enter into an onerous contract. In addition, although specific terms of the lease arrangement were not finalized and the lease agreement was not executed at the time when the Target Assets were disposed of, based on the agreements on certain key principles for the lease arrangement, including the basis for the calculation of the leasing fee, the Company believed that the transaction will lower the costs in the long run, and enhance competitiveness by expanding network coverage in the short run, and concluded that it is unlikely to enter into an onerous contract.

4.	We note your response to comment three. Please address each of the following.

(a)	Please further explain how the sharing of the use of the towers by each of the telecom operators will be determined during the service period.

Responses of the Company

During the lease term, the Telecom Operators may place orders with the Tower Company in which their demand for telecommunications towers are specified. In response, the Tower Company will satisfy such demand primarily by providing, subject to availability, existing Tower Assets for sharing. When the Tower Company determines that no existing Tower Asset is available to satisfy such demand, it will discuss with the relevant Telecom Operator placing the order on whether to construct new Tower Assets. As the leasing fees would be different between sharing existing Tower Assets and constructing New Towers, the lease arrangement with respect to a specific demand will not be confirmed until the relevant Telecom Operator agrees to the plan proposed by the Tower Company. In addition, although the Tower Company is required to notify the Telecom Operator currently using the Tower Assets as to the relevant co-tenancy discounts, any sharing arrangement is not subject to such Telecom Operator’s approval. This mechanism is designed to encourage the sharing of the Tower Assets to the extent feasible, and thereby increasing utilization efficiency.

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(b)	Tell us how you determined that your arrangement to use China Tower’s tower products is, or contains, a lease. Refer to IAS 17 and IFRIC 4.

Responses of the Company

In July 2016, the Company, through CUCL, and the Tower Company entered into the Pricing Agreement, the details of which are set forth in the responses to Comment No. 4(d) below.

The Company considered whether the transactions contemplated by the Pricing Agreement contained a lease under IAS 17, and determined that the transactions do contain a lease after assessing the following factors:

•	With respect to specific Tower Assets, the Company would specify the leased portion on the relevant telecommunications tower to be at a specific height to achieve the network coverage it desires. As such, the Company would have exclusive rights on the leased telecommunications tower at such particular height. In addition, the lease arrangement requires that the Tower Company negotiate with and obtain consent of the Company for dismantling or moving the Tower Assets leased by the Company. Accordingly, the Company would enter into a bulk lease agreement and/or product confirmation for such Tower Assets with the Tower Company to confirm each batch of particular telecommunications towers located at the certain longitude and latitude, the height of the portion to be leased on the telecommunications towers, as well as the lease term for such Tower Assets.

•	As such, the relevant lease arrangement grants the Company an exclusive right to use a specified height on specific telecommunications towers located at the specific latitude and longitude for an agreed period of time, in exchange for a series of payments. This meets the definition of a lease in IAS 17.4.

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Mr. Carlos Pacho	-28-

(c)	Please tell us more information about the sharing rate and how it is used in the lease contract(s). You state that you took into account the sharing rate of the Tower Assets with the other two telecom operators when calculating the present value of minimum lease payments. Notwithstanding the comment above, please further explain how you utilized the sharing rate in your calculation and your basis for using the sharing rate to determine the fair value of minimum lease payments. Refer to IAS 17.4.

Responses of the Company

According to the Pricing Agreement, if specific Tower Assets are shared by two or more Telecom Operators, each Telecom Operator will be entitled to co-tenancy discounts ranging from 20% to 55%. With respect to a specific telecommunications tower: (i) the discount rate applicable to the tenant who is the previous owner, in the case of an Acquired Tower, or the first tenant, in the case of a New Tower, shall be higher than the other tenants; (ii) the discount rate applicable for sharing by three Telecom Operators will be higher than two Telecom Operators; and (iii) the co-tenancy discount rate will be applied to each monthly payment based on the then sharing situation. The Company expects the sharing rate to increase over time, as the three Telecom Operators continue to improve their overall planning of the utilization and sharing of more Tower Assets for cost-saving. In accordance with paragraph 4 of IAS 17, the amount of minimum lease payment is the amount of rent the tenant can be required to pay to the lessor during the lease term. As such, the co-tenancy discount would reduce the present value of the minimum lease payments.

The sharing rate changes from time to time, as each tower has a unique sharing situation driven by each Telecom Operator’s own planning for network coverage. When calculating the present value of minimum lease payments, the Company assumed that the actual sharing rate at the time of the calculation would hold steady throughout the lease term. As the Company expects the sharing rate to increase over time, its determination of the amount of minimum lease payments at the time of calculation may be greater than the actual amount and, accordingly, its calculation of the present value of minimum lease payments may be greater than the present value determined using actual rents.

The Company was of the view that the calculation of the present value of minimum lease payments is only one of the indicators to be considered when determining whether a lease transfers substantially all risks and rewards incidental to ownership. As noted in paragraph 12 of IAS 17, individual indicators are not necessarily conclusive, and, if it is clear from other features that the lease does not transfer substantially all risks and rewards incidental to ownership, the lease is classified as an operating lease. As explained in the Company’s response to comment 5 in the response letter dated September 30, 2016, the Company considers that the nature of the its rights to use, and risks and rewards, with respect to the Tower Assets have significantly changed as a result of the contribution. Consequently, after the disposal of the Tower Assets, the Tower Company maintains the exclusive right to decide which other Telecom Operator can lease the unused portions of a particular telecommunications tower, and has retained more than an insignificant amount of risk and rewards incidental to ownership with respect to that telecommunications tower.

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Mr. Carlos Pacho	-29-

(d)	Tell us if there is one lease agreement for all of the Tower Assets, or individual leases for each tower.

Responses of the Company

The lease arrangement between the Company and the Tower Company is structured in three levels: (i) CUCL and the Tower Company entered into the Pricing Agreement; (ii) at the provincial level, the subsidiaries of CUCL enter into provincial service agreements with the corresponding branches of the Tower Company located in the same provinces; and (iii) as to individual telecommunications towers, the relevant subsidiaries of CUCL and the branches of the Tower Company enter into bulk lease forms for Acquired Towers and certain New Towers, in which each of the telecommunications towers to be leased is specified, and product confirmation orders for individual New Towers. Please refer to the summary of the principal terms of the Pricing Agreement in the responses to Comment No. 1(g) above and the example of a lease contract in the responses to Comment No. 4(f) below.

(e)	Tell us the degree to which you lease the towers that you previously owned, and whether you also lease any portion of the towers previously owned by China Mobile and China Telecom.

Responses of the Company

After the disposal of Target Assets, the Company leased certain portions on a substantial majority of the Target Assets that it previously owned, so as to maintain its service quality. Additionally, for purpose of expanding its telecommunications network coverage and saving leasing fees by sharing the Tower Assets, the Company has leased a number of the Acquired Towers previously owned by China Mobile and China Telecom.

(f)	Please provide us with an example of a lease contract with China Tower.

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Mr. Carlos Pacho	-30-

Responses of the Company

Please refer to the Pricing Agreement included in the response letter as Exhibit A.

(g)	Please explain how the centralization of the telecommunication assets into China Tower changes your access to your previously owned telecommunication assets as well as telecommunication assets previously owned by others.

Responses of the Company

Before the disposal of Target Assets to the Tower Company, the Company had an exclusive right to use of the entire Target Assets for their entire useful lives, and it could preclude others from access to such assets. When the Company was in need of new Tower Assets to expand its telecommunications network coverage, then it would have generally invested its own resources to construct them. After the disposal of the Target Assets to the Tower Company, the Company no long controls the Target Assets and therefore it is not entitled to all the economic interests generating from the Target Assets nor does it bear all the risks of the Target Assets.

After the centralization of the Tower Assets in China, the Company has the right to lease the Tower Assets of the Tower Company, including the Target Assets and the Tower Assets contributed by the other two Telecom Operators. However, the Company’s right to lease such Tower Assets is limited to the specific portions of the relevant telecommunications towers that it chooses to lease for the term of the lease. It has neither an exclusive right to use the entire telecommunications towers nor any priority to use any Tower Assets.

(h)	Clarify if your lease contracts provide you with the access and use of telecommunication assets that is equitable when compared to your competitors.

Responses of the Company

The terms of the Pricing Agreement are consistent with those of the lease agreements entered into between the Tower Company and each of the other two Telecom Operators. The Company and the other Telecom Operators have equal access to the Tower Assets owned by the Tower Company and no Telecom Operator has priority to use any specific Tower Assets. In addition, none of the Telecom Operators has any exclusivity arrangement in the use of any particular telecommunications towers except for the specific portions which have been leased.

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Mr. Carlos Pacho	-31-

*  *  *  *

Should you have any questions or wish to discuss the foregoing, please contact Ms. Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (telephone: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com) or Mr. Ching-Yang Lin (telephone: +852-2826-8606; fax: +852-2826-1764; email: linc@sullcrom.com), or Mr. Yung Shun Loy Jacky of the Company at 852-2121-3220, with any questions you may have.

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky
Company Secretary

cc:	Robert Littlepage
Dean Suehiro
(Securities and Exchange Commission)

Li Fushen
Li Zhangting
Yung Shun Loy Jacky
(China Unicom (Hong Kong) Limited)

Chun Wei
(Sullivan & Cromwell (Hong Kong) LLP)
Ching-Yang Lin
(Sullivan & Cromwell (Hong Kong) LLP)

Daniel Chan
(KPMG)

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Exhibit A

CHINA UNITED NETWORK COMMUNICATIONS CORPORATION LIMITED

and

CHINA TOWER CORPORATION LIMITED

COMMERCIAL PRICING AGREEMENT

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This Commercial Pricing Agreement (the “Agreement”) is entered into by and between the following two parties on 8 July 2016 in Beijing, China:

(1)	China United Network Communications Corporation Limited, a company incorporated under the laws of the People’s Republic of China with limited liability (“Party A” or “CUCL”), whose registered office is at 21 Jinrong Street, Xicheng District, Beijing, and whose legal representative is Wang Xiaochu;

(2)	China Tower Corporation Limited, a joint stock company with limited liability incorporated under the laws of the People’s Republic of China (“Party B” or “Tower Company”), whose registered office is at 19/F, 73 Fucheng Road, Haidian District, Beijing, and whose legal representative is Liu Aili;

(together, the “Parties” and, individually, a “Party”).

WHEREAS:

On 14 October 2015, China Mobile Communication Company Limited and its 31 subsidiaries, China United Network Communications Corporation Limited and its one subsidiary, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and Tower Company entered into the Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, and China Mobile Communications Corporation and its 24 subsidiaries, China United Network Communications Group Company Limited and its seven subsidiaries, China Telecommunications Corporation and its 11 subsidiaries and Tower Company entered into the Agreement on Transfer of Existing Telecommunications Towers and Related Assets. Under the aforementioned agreements, Party A and its subsidiaries shall transfer their then-owned telecommunications towers and related assets (the “Acquired Assets”) to Tower Company.

THEREFORE, upon friendly consultations, the Parties hereby agree on the leasing and settlement of the tower products, indoor distribution products, transmission products and service products as follows:

Article 1	The pricing of tower products, indoor distribution products, transmission products and service products is subject to Annex 1 Product Catalogue and Pricing (see Annex 1 to the Agreement for details).

Article 2	The Parties shall require and procure their respective subsidiaries or branches at the provincial level to enter into agreements consistent with the template of the Provincial Service Agreement set forth in Annex 2 to the Agreement, pursuant to which Party B shall provide tower products, indoor distribution products, transmission products and service products to the subsidiaries of Party A.

Article 3	The agreements between the Parties with respect to the product catalogue and pricing of tower products, indoor distribution products, transmission products and service products shall be governed by this Agreement, which shall prevail over any and all prior oral or written consultations, agreements and arrangements between the Parties. Matters not specified in the Agreement shall continue to be governed by other agreements or arrangements between the Parties.

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Article 4	The Agreement shall become effective from the date when it is executed by the legal representatives or authorized representatives and stamped with the respective corporate seals of the Parties.

Article 5	The Agreement is written in Chinese and shall be executed simultaneously in six counterparts, each of which shall be deemed to have the same binding legal effects. Each Party shall hold three copies.

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(No text below and the signature pages to the Commercial Pricing Agreement between China United Network Communications Corporation Limited and China Tower Corporation Limited (No. [U12-1001-2016-000560] to follow)

Party A China United Network Communications Corporation Limited (chop)
Legal Representative (or Authorized Representative):	/s/ LI Fushen (signature)
8 July 2016

Party B China Tower Corporation Limited (chop)
Legal Representative (or Authorized Representative):	/s/ TONG Jilu (signature)

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Annex 1:	Product Catalogue and Pricing

Annex 2:	Provincial Service Agreement (I)

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Annex 1

Product Catalogue and Pricing

  Notes:

1.	Scope of Application

This Annex is applicable to the pricing of all tower products, indoor distribution system products (hereinafter referred to as indoor distribution products), transmission products and services products for which Tower Company provides services.

2.	Effective Date

This Annex shall come into effect on the same date as the Commercial Pricing Agreement. The agreements between the Parties on the catalogue and pricing with respect to the tower products, indoor distribution products, transmission products and service products shall be subject to this Annex, which shall also prevail over any prior oral or written consultation, agreements and arrangements between the Parties in this regard.

With respect to the products which Tower Company had delivered and provided services for prior to the effective date of this Annex, the terms under this Annex shall be applied retrospectively from their commencement dates confirmed by the Parties’ subsidiaries or branches at the municipal level (“municipal companies”).

3.	Other Notes

Financial expenses incurred by Tower Company, which shall be borne by Tower Company, are not presented in the pricing formula.

I.	Tower Products

(i)	New Tower Products

1.	Product Catalogue and Standard Configuration of the Basic Product Unit

(1)	Product Catalogue

The tower products provided by Tower Company include ground base towers and building base towers. The ground base towers include regular ground base towers, landscape towers and simplified towers; building base towers include regular building base towers and floor holding poles. These products are further classified by mounting height. Each mounting height can be divided into five combinations in accordance with the different equipment rooms and facilities: (1) tower + self-owned equipment room + facilities; (2) tower + rented equipment room + facilities; (3) tower + integrated cabinet + facilities; (4) tower + RRU remote + facilities; and (5) tower (without equipment room and facility).

Table 1: Tower Catalogue

Category	Type	Definition	Mounting Height (m)Note
Ground Base Towers	Regular Ground Base Towers	Various single-pipe towers, angle-steel towers, three-pipe towers, four-pipe towers and other towers that have platforms and at least six antennas can be installed at the same horizontal height	H<30
30≤H<35
35≤H<40
40≤H<45
45≤H≤50

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Category	Type	Definition	Mounting Height (m)Note
	Landscape Towers	Various landscape towers, transmission poles, ground heightened stents, and various simplified towers with height above 20 meters (excl.), that have no platform and only three antennas can be installed at the same horizontal height	H<20
20≤H<25
25≤H<30
30≤H<35
35≤H≤40
	Simplified Towers	Municipal street lamp posts, cement poles, H posts, supporting posts, guyed supports and other towers, with the height lower than 20 meters (incl.)	H≤20
Building Base Towers	Regular Building Base Towers	Various building base towers such as heightened stents, guyed masts, floor camouflage towers, camouflage covers, that are built on the building floors	—
	Floor Holding Poles	Wall-attached or weight-countered holding poles, etc.	—

Note 1:	Antenna mounting height refers to the vertical height from the highest point at which the antenna support pole or platform touches the tower to the ground. The angle-steel towers, single-pipe towers, three-pipe towers and other towers mounted on the buildings (excluding base station equipment rooms) are defined as regular ground base towers according to the similar cost principle, and their antenna mounting height refers to the vertical height from the highest point at which the antenna support or platform touches the tower to the floor.

Note 2:	In the event that several telecom companies demand the products of the same mounting height at the same time, the Parties’ municipal companies shall negotiate the allocation of products of the same mounting height among multiple station sites on a rotating basis.

Note 3:	The definition of the camouflage (covers) provided by Tower Company is regular building base towers, and the definition of the camouflage (covers) provided by telecom companies is floor holding poles.

Note 4:	Non-standardized products that cannot be categorized into in the above product catalogue according to product definitions shall be matched per similar cost principle.

(2)	The Standard Configuration of the Basic Product Unit

A basic product unit for a tower product is the utilization space for three antennas (one system). The standard configuration of the carried equipment within a basic product unit is set forth in the table below:

Table 2: The Standard Configuration of the Basic Unit of Tower Products

Item of Product Configuration	Basic Configuration
	Regular Ground Base Towers	Landscape Towers	Other Products
Number of Radio Frequency Antennas	3	3	3
Number of Systems	1	1	1
Length of a Single Antenna	2 meters	2 meters	2 meters
Number of Holding Poles	3	3	3
Installation Space of RRU	3	3	3 (not in the top of the tower)
Installation Space of Equipment

Tower + equipment room + facilities: One equipment frame (sharable)

Tower + integrated cabinet + facilities: Two integrated cabinets (sharable)

Tower + RRU remote + facilities: One integrated cabinet (sharable)

Back-up Power Supply Assurance	To provide three-hour back-up battery assurance for master devices and 10-hour for transmission devices. If extra investment is incurred in relation to 10-hour back-up duration for transmission devices, the Parties’ subsidiaries shall negotiate and charge separately according to the pricing formula of tower products.

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Note 1:	The tower models and configuration of products provided by Tower Company shall be determined upon the actual surroundings by the design institute according to the distribution interfaces in the Customer Services Standard (Trial). For tower + RRU remote + facilities, China Power shall provide RRU back-up batteries and AC/DC modules. In the case of construction using the DC remote supply method, Tower Company shall provide DC remote supply devices. The related expenses shall be separately calculated and charged according to the construction costs previously determined by the Parties with reference to the pricing method for electricity input.

Note 2:	In principle, a set of base station devices used by telecom companies, including base band, radio frequency, control and other functional modules, if deployed on a successive frequency band adopting corresponding telecommunication technical standards, shall be deemed as a set of “system”. In the case that the same set of devices are adopted, if systems are enlarged without enlarging their occupied space, such devices can be deemed as a set of “system”.

Note 3:	In principle, the total windward area, weight, and single-system power of one antenna and one RRU shall not exceed 0.8 square meter, 47 kilograms and 1.5KW, respectively.

Note 4:	Tower Company shall provide the space for installing one standard transmission frame according to the type of equipment rooms. In principle, the maximum dimensions of one transmission frame for telecom companies are 600mm×600mm×2.2m. Equipment frames and integrated cabinets shall be provided by Tower Company.

Note 5:	Entrusted by telecom companies, when providing tower products, Tower Company shall concurrently coordinate the construction of, or construct, public manholes in front of entrances and exits within the red line and routers drawing up at stations (except for building base towers, only the routers drawing up at stations) on behalf of telecom companies. The expenses related to such construction and coordination shall be priced either by referencing transmission products or directly settled between the telecom companies and the resource owners with the coordination of Tower Company, or determined and settled by the Parties’ subsidiaries or branches upon mutual consultation.

Note 6:	In the event that the back-up power supply exceeds the standard configuration, fees shall be calculated and charged according to the price of extra battery assurance products (RMB400/hour/system/year). In other circumstances where the standard configurations are exceeded, the Parties’ subsidiaries or branches shall negotiate and determine the related charges according to the cost markup method with reference to the pricing formula of tower products wherein the parameters such as years of depreciation and cost margin shall be consistent with those stated in the pricing formula for tower products.

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2.	Product Pricing

(1)	Pricing Formula

Base price = (	standard construction cost①	× (1+ impairment rate③) + maintenance cost④) × (1+ cost margin⑤)
years of depreciation②

Product price = base price × (1- co-tenancy discount rate 1⑧) + (site fee⑥ + electricity input cost⑦) × (1- co-tenancy discount rate 2⑧)

Notes:

①     Standard construction cost shall include the expenses for materials, construction, designing, supervision, crop compensation and others in relation to towers (including heighten stents, masts and rooftop holding poles), equipment rooms (including integrated cabinets, necessary bounding or retaining walls and fences if permitted), facilities (including AC/DC distribution boxes, combined switching power supplies, three-hour back-up batteries, air conditioners, the power and environment supervision systems for mobile communication (“PESM”), anti-thunder counterpoises, standard racks, cabling racks, feeder windows, lighting, firefighting, and the like). Tower Company shall entrust the designers to determine the standard construction costs of various products subject to the wind pressure of 0.45KN/m2 and in accordance with the replacement cost method, as shown in the following table:

Table 3: Standard Construction Costs of Tower products

Product Type	Mounting Height (m)	Standard Construction Cost Note (RMB 10 Thousands)
		Tower + Self-owned Equipment Room + Facilities	Tower + Rented Equipment Room + Facilities	Tower + Integrated Cabinet + Facilities	Tower + RRU Remote + Facilities	Towers without Equipment Room or Facilities
Regular Ground Base Towers	H<30	27.2064	23.3564	21.3095	19.1371	15.8902
	30≤H≤35	29.6595	25.8095	23.7626	21.5902	18.3433
	35≤H≤40	32.9920	29.1420	27.0951	24.9226	21.6758
	40≤H≤45	36.8090	32.9590	30.9121	28.7396	25.4928
	45≤H≤50	41.2877	37.4377	35.3908	33.2183	29.9715
Landscape Towers	H<20	18.9308	15.0808	13.4414	12.0341	8.7872
	20≤H≤25	21.4657	17.6157	15.9764	14.5691	11.3222
	25≤H≤30	23.5495	19.6995	18.0601	16.6528	13.4060
	30≤H≤35	28.3960	24.5460	22.9067	21.4994	18.2525
	35≤H≤40	31.0728	27.2228	25.5834	24.1761	20.9292
Simplified Towers	H≤20	14.0700	10.2200	8.5806	7.1733	3.9264
Regular Building Base Towers	—	14.0688	10.3688	8.7294	7.3221	4.0753
Floor Holding Poles	—	11.2042	7.5042	5.8648	4.4575	1.2107

Note 1:	The equipment rooms in the tower + self-owned equipment room + facilities combination includes brick-concrete, color-steel and other kinds of equipment rooms (excluding rented equipment rooms), and their construction cost shall be determined according to the above table.

Note 2:	RRU remote refers to the situation where the master devices such as BBUs of the telecom companies are not put in Tower Company’s equipment rooms.

Note 3:	In the event that the telecom companies actually use tower products which do not belong to any of the above standard configured tower products, the price shall be determined subject to the standard construction cost of the actual type of towers, equipment rooms and corresponding facilities (see Schedule 1 and Schedule 2 hereto for details) and the pricing formula for tower products.

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Note 4:	All of the above standard construction costs exclude taxes (all construction prices and costs provided in this Annex exclude taxes, and similarly hereinafter).

② Years of depreciation shall be the rounded-up of the average years of depreciation of the corresponding assets of the three telecom companies, namely, the years of depreciation of towers are 10 years, the years of depreciation of a self-owned equipment room in a ground base tower are 20 years, the years of depreciation of a self-owned equipment room in a building base tower are 6 years, the years of depreciation of a rented equipment room and an integrated cabinet are 6 years, and the years of depreciation of facilities are 6 years.

③ Impairment rate shall be 2% per year, including relocation, overhaul and damage, etc.

④ Maintenance cost shall be RMB3,770 per year tentatively, and shall include the fees for the outsourced maintenance, repair and consumable items. The basic maintenance cost shall be adjusted and re-determined in accordance with the market-oriented bidding and procurement results corresponding to the maintenance particulars and quality indicators jointly confirmed by the respective subsidiaries or branches at the provincial level (“provincial companies”) of the three telecom companies and Tower Company. The maintenance cost incurred prior to the bidding and procurement process shall be retrospectively adjusted according to the pricing formula. The Parties’ subsidiaries or branches can consult upon the timetable of the bidding taking into account their actual conditions, and the standard fee of RMB3,770 per year shall no longer be enforced after such market-oriented bidding and procurement process.

⑤ Cost margin shall be 15% for the compensation of the management expenses, personnel expenses and other expenses of Tower Company.

⑥ Site Fee shall be calculated by station site, including site rent, one-time slotting fees and coordination costs, land requisition expenses incurred associated with Tower Company’s offering products and services to the telecom companies. The respective provincial companies of Tower Company and the telecom companies shall negotiate and determine the fees on a lump-sum basis according to the rents provided in the lease agreements under relevant scenarios by the telecom companies in 2014 and by Tower Company in 2015.

In the event that the Parties are unable to determine the lump-sum fees, the Parties’ provincial companies shall agree upon a transition period, during which the fees shall be charged in accordance with actual expenses incurred on an itemized basis. Particularly, the one-time slotting fees, coordination costs, land requisition expenses and others shall be amortized according to the years of depreciation of towers of 10 years.

⑦ Electricity input cost shall be negotiated by the Parties’ provincial companies and they shall choose to adopt the lump-sum or itemized basis. Specific costs shall be calculated by the following formula:

Electricity input cost	=	construction cost	×	(1 + cost margin)
years of depreciation

wherein:

Construction cost shall be determined by the Parties’ provincial companies: (i) if opting the pricing method on a lump-sum basis, based on the actual construction cost of the electricity input facilities under the various scenarios incurred by the telecom companies in 2014 and by Tower Company in 2015; or (ii) if opting the pricing method on an itemized basis, based on the actual construction costs incurred in the project.

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Years of depreciation shall be 10 years according to the average years of depreciation of the electricity input assets of the three telecom companies.

Cost margin shall be 5%.

The above formulas are applicable to the electricity input by means of solar energy, wind power or wind-solar hybrid, in the pricing formulas for which the years of depreciation shall be determined by the Parties’ subsidiaries or branches according to the average years of depreciation of similar assets of the three telecom companies.

The maintenance cost of electricity input facilities shall be included in the tower products’ maintenance cost, which the Parties’ provincial companies shall take into account in the bidding and procurement process for the maintenance of tower products.

⑧ Co-tenancy discount rate: where the same station site is used and the relevant facilities are shared by more than one telecom company, a sharing discount shall be applied. The scope of sharing discount extends to base prices, site fee and electricity input costs in relation to tower products. The commencement date of a sharing discount shall be the commencement date of the new occupier’s service term.

Table 4: Co-Tenancy Discount Rate 1 (Co-Tenancy Discount Rate for Base Price)

	Sole User	Shared by Two Companies	Shared by Three Companies
Anchor Tenant	—	25% discount	35% discount
Other Tenants	—	20% discount	30% discount

Table 5: Co-Tenancy Discount Rate 2 (Co-Tenancy Discount Rate for Site Fee and Electricity Input Costs)

	Sole User	Shared by Two Companies	Shared by Three Companies
Anchor Tenant	—	45% discount	55% discount
Other Tenants	—	40% discount	50% discount

Note 1:	The anchor tenant refers to the former owner of the tower, in the case of an Acquired Tower, or the first basic telecom company that exclusively occupies the tower, in the case of a New Tower. For the avoidance of doubt, the anchor tenant of a New Tower is the first basic telecom company that exclusively occupies the New Tower, the commencement date of the relevant service term for which is prior to the dates of the Product Confirmation Orders entered into by other telecom companies who later occupy such tower.

Note 2:	Because the relevant costs in the base prices will increase along with the increase in the number of sharing parties, the actual discount of the base prices is lower taking into account the increased costs.

In principle, as for the station sites with existing equipment rooms, the telecom companies who later occupy shall not use the construction model of integrated cabinets.

In the event that more than one telecom company uses the same station site without sharing the relevant facilities (including equipment rooms and facilities under the towers constructed by means of RRU remote by certain telecom companies), only the part which is shared shall enjoy the co-tenancy discount. The basic price for the co-tenancy discount to be applied shall be determined according to the standard construction costs set forth in the table below and the pricing formula for tower products. In the pricing formula, the maintenance cost shall be determined by either calculating the percentage of its construction cost in the standard construction cost for corresponding tower products on the basis of the maintenance cost for tower products to be determined by the relevant provincial companies, or upon mutual consultation between the Parties’ provincial companies.

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Table 6: Standard Construction Costs of Various New Towers in Partial Sharing:

Product Type	Mounting Height (m)	Standard Construction Costs of Relevant Configurations in Partial Sharing (RMB 10 Thousands)
		Towers without Equipment Room or Facilities	Self-Owned Equipment Room + Facilities	Rented Equipment Room + Facilities	Integrated Cabinet + Facilities	RRU Remote + Facilities
Regular Ground Base Towers	H<30	15.8902	11.3162	7.4662	5.4193	3.2469
	30≤H<35	18.3433	11.3162	7.4662	5.4193	3.2469
	35≤H<40	21.6758	11.3162	7.4662	5.4193	3.2469
	40≤H<45	25.4928	11.3162	7.4662	5.4193	3.2469
	45≤H≤50	29.9715	11.3162	7.4662	5.4193	3.2469
Landscape Towers	H<20	8.7872	10.1435	6.2935	4.6542	3.2469
	20≤H<25	11.3222	10.1435	6.2935	4.6542	3.2469
	25≤H<30	13.4060	10.1435	6.2935	4.6542	3.2469
	30≤H<35	18.2525	10.1435	6.2935	4.6542	3.2469
	35≤H≤40	20.9292	10.1435	6.2935	4.6542	3.2469
Simplified Towers	H≤20	3.9264	10.1435	6.2935	4.6542	3.2469
Regular Building Base Towers	—	4.0753	9.9935	6.2935	4.6542	3.2469
Floor Holding Poles	—	1.2107	9.9935	6.2935	4.6542	3.2469

Note:    In the event that the telecom companies construct by means of the RRU remote and deploy BBU together in Tower Company’s equipment rooms, the first set of BBU + RRU shall be priced according to the RRU’s corresponding towers and BBU’s corresponding equipment room + facilities, while the rest of the RRU shall be priced according to its corresponding tower + RRU remote + facilities. If the facility space for BBU expands, it shall be priced 10% of the base price of RRU. Co-tenancy discounts shall apply in accordance with the sharing status in the actual usage.

(2)	Adjustment of the Standard Construction Costs

Considering that the construction costs vary in different provinces of China, the 31 provinces are divided into four categories. The following coefficients shall be applied to the adjustment of construction costs based on the national standard construction costs:

Category 1: Inner Mongolia, Liaoning, Jiangsu, Jilin, Zhejiang, Sichuan, Heilongjiang, Anhui, Henan, Shanxi, Guangxi, Fujian, Hunan, Hubei, Gansu, Guangdong, Hainan and Xinjiang, 18 provinces in total, for which the adjustment coefficient is 1.0;

Category 2: Hebei, Chongqing, Shandong, Shaanxi, Jiangxi, Guizhou and Yunnan, 7 provinces in total, for which the adjustment coefficient is 0.9;

Category 3: Beijing, Tianjin and Ningxia, 3 provinces in total, for which the adjustment coefficient is 1.1;

Category 4: Shanghai, Tibet and Qinghai, 3 provinces in total, for which the adjustment coefficients are 1.86 for Shanghai, 2.38 for Tibet and 1.26 for Qinghai, respectively, consistent with the pricing of Acquired Towers.

Constructions in response to the demands of stations on the mountains or islands, camouflage stations (including camouflage trees) and micro stations shall be carried out on a customized manner. The Parties’ municipal companies shall estimate the construction costs in prior consultation, which shall be applied to the pricing formula for tower products. Such constructions may begin only after the prices are determined. The pricing parameters in the pricing formula other than standard construction costs shall be consistent.

In addition to the above-mentioned coefficient, the Parties’ municipal companies shall adjust the construction costs of towers (including the tower bases and bodies) built in areas other than those within 0.45KN/m2 wind pressure regions according to the design institute’s actual wind pressure design with reference to the 50-year-return-period wind pressure distribution diagram published by the national authorities. See Schedule 1 for specific adjustments.

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(3)	Pricing Rules for Additional Antennas or Systems

Three antennas (one system) form a basic product unit of tower products. The pricing shall be calculated as one product unit in the case that there is less than one product unit.

Where there is more than one basic product unit:

(a)	For regular ground base towers, the price shall be calculated based on one product unit for six antennas (two systems) or less. In the case of more than six antennas (two systems), every three additional antennas (one system) shall be charged at 30% of a product unit.

(b)	For the other tower products, every three additional antennas (one system) shall be charged as 30% of a product unit.

(c)	Where there are additional systems but no antennas in addition to the standard configurations, every additional system which expands facility space shall be charged at 10% of a product unit.

(4)	Pricing Rules for Others

(a)	With regard to the landscape towers, if the basic telecom companies opt not to install the RRU onto the towers, a 2% discount shall be applied to the base prices.

(b)	When the telecom companies mount microwaves and WLAN APs, the price of an end microwave shall be charged as 0.3 product unit of the corresponding tower products; three sets of WLAN antennas shall be charged as 0.1 product unit of the corresponding tower products, and co-tenancy discounts shall be applied.

(c)	The environmental impact assessment costs for the New Towers are not included in the standard construction costs due to the substantial variations by geographic region. Tower Company can be entrusted by the telecom companies and organize its customers to engage in (i) the EMF environmental impact assessment and approval and (ii) the environmental protection review and approval upon the acceptance in relation to the construction projects of mobile telecommunication base stations. The related expenses shall be shared by the subsidiaries of the telecom companies and directly settled with the third-party institutions carrying out the environmental impact assessment, or the Parties’ subsidiaries shall determine the settlement upon consultation.

(d)	In special cases beyond standardized configurations, the Parties’ subsidiaries shall negotiate and determine the relevant pricing standards using the cost markup method and taking into account additional costs actually incurred with reference to the pricing formula for tower products, wherein the parameters, such as years of depreciation and cost margin, shall be consistent with those parameters in the pricing formula for tower products.

(ii)	Acquired Towers

The Acquired Towers refer to all tower products constructed by the telecom companies and transferred to Tower Company (subject to the Parties’ Asset Handover Confirmation List). Other tower products shall hereafter be deemed New Towers.

The pricing for the Acquired Towers shall be applicable to the former owners of the Acquired Towers, the telecom companies which started to share the Acquired Towers prior to October 31, 2015 (hereinafter referred to as the “Existing Sharing Parties”) and the basic telecom companies who subsequently started to share the Acquired Towers transformed by Tower Company (hereinafter, the “New Sharing Parties”).

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1.	Product Catalogue and Standard Configuration of the Basic Product Unit

The product catalogue and definitions, the definition of product unit, the standard configuration of the basic product unit and other specifications of the Acquired Towers shall be consistent with those applicable to the New Towers, namely, the product catalogue applicable to the New Towers shall be applied to all Acquired Towers. The backup power supply assurance duration is subject to the actual backup duration as at handover of the acquired assets. The specific service standards shall be negotiated by the Parties.

2.	Product Pricing

(1)	Pricing Formula

Base price = (	standard construction cost of New Towers	×discount rate ①×(1+ impairment rate ②) + maintenance cost ③)×(1+ cost margin ④)
years of depreciation of New Towers

Product price = base price × (1-co-tenancy discount rate 1 ⑥) + site fee ⑤ × (1-co-tenancy discount rate 2 ⑥)

Notes:

① The formula for the discount rate is as follows:

Discount rate =	S appraised value / years of depreciation of Acquired Towers
S (S standard construction cost of New Towers of the sub-category / years of depreciation of New Towers × percentage of similar products of Acquired Towers) × number of Acquired Towers

Wherein, in respect of the years of depreciation of acquired assets, the years of depreciation of batteries and other supporting facilities shall be determined subject to their remaining years of depreciation, and the years of depreciation of the towers, equipment rooms, air-conditioners, electricity input and other assets shall be determined subject to the years of depreciation of similar New Towers.

See Schedule 3 for the adjustment coefficients applicable to each province. The adjustment coefficients therein are applicable to all Acquired Towers, except that the wind pressure adjustment coefficient and the newly constructed regional coefficient shall not be taken into account.

No separate electricity input cost will be charged for the Acquired Towers. Before the commencement date when electricity services are charged on a lump-sum basis, f the telecom companies request an alteration in power supply from DC to AC, or from high voltage to low voltage, for the Acquired Towers, the electricity input cost shall be simultaneously adjusted to the electricity input prices applicable to the corresponding New Towers and charged separately.

②    Impairment rate shall be the same as that of the New Towers.

③    Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be jointly determined by the Parties’ provincial companies upon mutual consultations in accordance with existing contracts or the market-oriented bidding and procurement results.

④    Cost margin shall be the same as that of the New Towers for compensating the management expenses, personnel expenses and other expenses of Tower Company.

⑤    Site fee shall be calculated by station site, including the remaining pre-amortization cost of the site rent, land requisition expenses and other one-time expenses. The site lease agreements with respect to the Acquired Towers were executed by the telecom companies, the rent of which will be uncertain upon the expiration of such agreements. Therefore, the rent shall be determined on an itemized basis in line with the rent provided in the original site lease agreements prior to expiration of such contracts. The one-time land requisition expenses paid by telecom companies shall be determined on an itemized basis in accordance with the remaining pre-amortization value as of the asset appraisal date.

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Upon the expiration of the site lease agreements, or if no such agreements exist, the site fee shall be negotiated and determined by the Parties’ provincial companies on an itemized basis according to the renewed agreements and remaining pre-amortization costs, or on a lump-sum basis for certain scenarios.

The site fee for sites where the rent is tentatively uncertain shall be determined by the Parties’ provincial companies upon mutual consultation. In case the actual site fee deviates from the consulted cost, the cost shall be retrospectively adjusted.

⑥    Co-tenancy discount rates and rules shall be the same as those applicable to the New Towers.

For the New Sharing Parties: They shall be charged based on the “same tower same price” principle. The base price and site fee for the New Sharing Parties shall be based on the prices of the Acquired Towers located at the same station and shall enjoy the co-tenancy discount. No electricity input fee shall be charged separately. The electricity input switching expenses which are incurred by any newly added product unit or New Sharing Party shall be calculated according to the electricity input pricing formula for the New Towers and paid separately by the New Sharing Parties.

For the Existing Sharing Parties: Prior to 2018, they will be charged at 30% of each of the base price and the site fee. The former owner shall be entitled to the anchor discount for the base price, with the site fee to be charged at 70% (if there are two tenants) or 40% (if there are three tenants). When the third party starts sharing the Acquired Tower, the prices for the Existing Sharing Parties shall remain unchanged; the former owner shall be entitled to the anchor discount (namely, to be charged at 65% of the base price and 45% of the site fee). However, effective from January 1, 2018, the pricing rules applicable to the Existing Sharing Parties shall be the same as those applicable to the New Sharing Parties.

In the event that multiple telecom companies share the same station site of the Acquired Tower without sharing the relevant acquired facilities, only the shared parts shall enjoy the co-tenancy discount, and the price basis for the co-tenancy discount shall be determined according to the pricing formula for the Acquired Towers.

(2)	Pricing of Additional Antennas or Systems

Prior to the Completion Date (October 31, 2015), all product units constructed by telecom companies on the Acquired Towers shall be deemed as a whole and priced at the base price of the product unit with the highest antenna mounting height on the relevant Acquired Towers.

The newly added product unit of the Acquired Towers (including the product units constructed and added by Tower Company prior to the Completion Date) shall be priced the base price of the corresponding product unit of the Acquired Towers. Every additional three antennas (one system) shall be charged at 30% of the price for a product unit and every one additional system (excluding the antennas) which expands facility space shall be charged at 10% of the price for a newly added product unit.

3.	Service Commencement Date of the Acquired Towers

The service commencement date of the Acquired Towers (also for the Existing Sharing Parties) is November 1, 2015. The lease and settlement arrangements with the basic telecom companies that started sharing the Acquired Towers transformed by Tower Company prior to November 1, 2015 shall be agreed separately.

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II.	Indoor Distribution Products

(i)	Product Catalogue and Standard Configuration of Basic Product Units

1.	Product Catalogue

The indoor distribution products provided by Tower Company include building distribution products and tunnel distribution products. The building distribution products include indoor distribution products in commercial buildings and large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.). The tunnel distribution products include indoor distribution products in subway tunnels (including subway platforms) and railway tunnels.

Table 7: Indoor Distribution Product Catalogue

Category	Product Scenario	Pricing Unit	No. of Systems
Building distribution products	Commercial buildings	m2	2 sets
	Large-scale structures (including airports, railway stations, exhibition centers, gymnasiums, etc.)	m2	2 sets
Tunnel distribution products	Subway tunnels (including subway platforms)	km	2 sets
	Railway tunnels	km	2 sets

2.	Standard Configuration of an Indoor Distribution Product Unit

With regard to the indoor distribution products, 2 sets of systems form a basic product unit. The standard configuration of devices in a basic product unit is set forth in the following table:

Table 8: Standard Configuration of an Indoor Distribution Product Unit

Item of Product Configuration	Basic Configuration
	Building Distribution Products	Tunnel Distribution Products
Distribution System	POI or combiner + passive antenna feeder distribution system (feeder line + passive device + indoor antenna)	POI or combiner + leakage cable distribution system
Space for Signal Source Installation	1 RRU/system/POI or combiner	1 RRU/system/POI or combiner
Space for Equipment Installation	1 BBU device/system + 1 transmission device	1 BBU device/system + 1 transmission device
Back-up Power Supply	To provide 1-hour back-up battery assurance for BBUs and 10-hour back-up battery assurance for transmission devices according to the actual installation conditions. If extra investment is incurred due to the provision of 10-hour backup battery assurance for transmission devices, the Parties’ subsidiaries shall negotiate and charge separately according to the pricing formula of indoor distribution products.

Note 1:	Indoor distribution products shall be constructed by means of double cables using combiners when constructed by one company and POI and high-quality components when jointly constructed by two or more companies.

Note 2:	Tower Company will, upon request, subject to actual environment, provide the equipment rooms (or cabinets), switching power supply, AC/DC distribution units, PESM, air conditioners, fire equipment and grounding & lightning protection systems, etc.

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Note 3:	As entrusted by the telecom companies, Tower Company will coordinate public manholes in front of entrances and exits within the red line and routes drawing up at stations when providing indoor distribution products. Related expenses shall be directly settled by the telecom companies and the resource owners.

Note 4:	If the cascading method is used for the RRU, the space for multiple RRU installations can be provided. In other circumstances beyond the standard configurations, the Parties’ subsidiaries or branches shall negotiate and determine the price by means of cost markup method with reference to the pricing mechanism for indoor distribution products, wherein the parameters such as the years of depreciation, cost margin and others shall be consistent with those in the pricing scheme for indoor distribution products.

(ii)	Pricing

1.	Pricing Formula for Indoor Distribution Products in Commercial Buildings

Base price = (S	standard construction cost ①	× (1 + impairment rate ③) + maintenance cost ④) × (1+ cost margin ⑤)
years of depreciation ②

Product price = (base price × covering construction area + site fee ⑥) × (1 - co-tenancy discount rate)

Notes:

① Standard Construction Cost:

The standard construction cost for indoor distribution products in commercial buildings includes the expenses for distribution systems, ancillary facilities, municipal electricity input and others. Tower Company shall entrust a third-party design institute and determine the standard construction cost with respect to the construction using POI, high-quality components and double cable. Such standard construction cost is set forth in the table below.

Table 9: Standard Construction Cost of Indoor Distribution Products in Commercial Buildings

Category	Product Scenario	Pricing Unit	No. of Systems	Standard Construction Cost
Building distribution products	Commercial buildings	m2	2 sets	RMB16.24 / m2

Under the following two circumstances, certain adjustments shall be applied to the standard construction cost of indoor distribution products in commercial buildings:

(a)	where the landlord requires the use of galvanized steel pipes and wiring bridges/frames for constructing indoor distribution products:

Construction cost = standard construction cost × special adjustment coefficient

Wherein: the special adjustment coefficient is fixed at 1.3.

(b)	where there are significant differences between the actual construction cost and the standard construction cost:

When the actual construction cost deviates from the standard construction cost by ±15% due to certain objective reasons, the Parties’ municipal branches shall negotiate and apply the pricing formula for indoor distribution products to the indoor distribution products in commercial buildings based on the actual construction cost. The parameters shall be the same except the standard construction cost. The aforementioned objective reasons include, but are not limited to, using optical fiber distribution systems or some special requirements for equipment and materials from the landlord or other situations.

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Under the above cases, the Parties’ subsidiaries or subsidiary shall negotiate the estimated construction cost. The construction may begin after the price is determined based on the agreed construction cost and pricing formula for indoor distribution products.

② The years of depreciation are 7 years.

③ Impairment rate is fixed at 2%, including overhaul and damages.

④ Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items. In accordance with the maintenance particulars and standards, Tower Company determines the maintenance cost as RMB0.2/year/m2, wherein the expenses for outsourced maintenance is RMB0.12/year/m2 and the expense for repair and consumable items is RMB0.08/year/m2. The maintenance cost shall be adjusted according to the maintenance particulars and quality indicators jointly confirmed by the provincial companies of the three telecom companies and Tower Company as well as the bidding results. The base price shall be re-calculated. The maintenance cost incurred prior to the bidding and procurement process shall be retrospectively adjusted according to the pricing formula. In principle, such bidding and procurement process should be completed before March 1, 2016 and the standard of RMB0.2/year/m2 will no longer be enforced. The Party’s subsidiaries shall negotiate the specific bidding date based on actual situations.

⑤ Cost margin is fixed at 15% and used to compensate the management expenses, personnel and other costs of Tower Company.

⑥ Site fee includes the expenses for site rent, one-time slotting allowances and coordination expenses incurred when Tower Company provides products and services for the telecom companies. The Parties’ provincial companies shall negotiate and determine the pricing on a lump-sum or itemized basis.

If pricing is on a lump-sum basis, the Parties’ provincial companies shall negotiate and determine the standard site fee according to the price in the leasing contracts entered into by the telecom companies in 2014 and by Tower Company in 2015.

If pricing is on an itemized basis, the Parties’ municipal branches shall determine the price on an itemized basis in accordance with the actual situations. The one time slotting allowances and coordination expenses shall be amortized according to the years of depreciation of 7 years for indoor distribution products.

In order to cut cost and enhance efficiency, the Party’s provincial companies can negotiate and decide to price the indoor distribution products in the buildings on a lump-sum basis within the province or municipality.

2.	Pricing Formula for Other Indoor Distribution Products

Other indoor distribution products include distribution products in large stadiums and subways (including subway platforms) as well as railway tunnels. Such products shall be priced on an itemized basis.

Base price = (S	construction cost ①	× (1 + impairment rate ③) + maintenance cost ④) × (1+ cost margin ⑤)
years of depreciation ②

Product price = (base price + site fee ⑥) × (1- co-tenancy discount rate)

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Notes:

① Construction cost:

The construction cost of other indoor distribution products shall be determined according to the actual construction cost incurred in the relevant project, including the construction cost for the distribution systems, ancillary facilities, municipal electricity input and other items.

② Years of depreciation shall be the average years of depreciation of the same assets of the three telecom companies, among which the years of depreciation for the distribution systems are 7 years.

③ Impairment rate is fixed at 2]%, including overhaul and damages.

④ Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be determined based on the actual final bidding price with the maintenance particulars and quality indicators jointly confirmed by the provincial companies of the three telecom companies and Tower Company.

⑤ Cost margin is fixed at 15]% and used to compensate the management expenses, personnel and other costs of Tower Company.

⑥ Site fee:

The Parties’ subsidiaries shall determine the pricing for site fee on an itemized basis due to the significant differences on site fee of indoor distribution products for large stadiums, subways and railway tunnels. Site fee includes the expenses for site rent, one-time slotting allowances and coordination expenses incurred when Tower Company provides products and services for the telecom companies. The one-time slotting allowances and coordination expenses shall be amortized according to the years of depreciation of 7 years for indoor distribution products.

3.	Calculation Method for Product Units Numbers

With regard to the indoor distribution products, every 2 sets of systems are deemed as a basic product unit. Less than one basic product unit shall be charged as one product unit.

Where there is more than one basic unit, every one set of newly added system shall be charged at 10% of the price for one basic product unit.

In principle, the telecom companies should put forward their demands for the number of systems once before the project construction. The reserved systems shall be charged as the accessed systems.

4.	Co-tenancy discount Rate of Indoor Distribution Products

Where the same indoor distribution system is shared by multiple telecom companies, the co-tenancy discount rate shall be applied to base price and site fee of the indoor distribution product. The co-tenancy discount shall be applied from the commencement date of the service term of the party who later start to use the product. No anchor discount policy is applicable.

Table 10: The Co-Tenancy Discount Rate of Indoor Distribution Products

	Exclusive use by one company	Shared by two companies	Shared by three companies
Discount rate	–	40%	50%

(iii)	Base Price of Indoor Distribution Products

The base price of indoor distribution products in commercial buildings shall be a nationwide unified price according to the relevant parameters. Given the complexity of large indoor distribution construction projects such as subways, high-speed railways, airports and exhibition centers, their prices shall be determined on an itemized basis according to the actual costs and shall be standardized later when the conditions are satisfied.

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Table 11: Base Price of Indoor Distribution Products

Category	Product Scenario	Pricing Unit	No. of Systems	Base Price
Building distribution products	Commercial buildings	m2	2 sets	RMB2.95/m2/year
	Large-scale structure (including airports, railway stations, exhibition centers, gymnasiums, etc.)	m2	2 sets	on an itemized basis
Tunnel distribution products	Subway tunnels	km	2 sets	on an itemized basis
	Railway tunnels	km	2 sets	on an itemized basis

III.	Transmission Products

(i)	Product Catalogue

Transmission products include pipes, pole lines, optical cables, manholes in front of entrances and exits, routers drawing up at stations, etc. In principle, if jointly entrusted by two or more telecom companies, Tower Company can provide transmission products by means of outsourced construction or services.

(ii)	Product Pricing

1.	Pricing Based on Outsourced Construction

In the case of outsourced construction, the pricing for transmission products shall be determined on an itemized basis by the Parties’ municipal branches according to the principle of one-time amortization. The pricing formula shall be as follows:

Product price =	actual construction cost ①	× (1 + cost margin ②)
number of accessed telecom companies

Wherein:

① Construction cost includes, but is not limited to, the expenses for materials, construction, designing, supervision and reimbursement during the process.

The reimbursement expenses include, but are not limited to, expenses for coordination, road, bridge/river-crossing, road-crossing, farmland and forest-crossing, etc.

② Cost margin is fixed at 5%.

In the case of outsourced construction, the municipal branches of the telecom companies shall negotiate and determine the ownership, maintenance work and expenses of the transmission products based on the joint construction and sharing of transmission products among these telecom companies prior to the establishment of Tower Company.

2.	Product Pricing Based on Service Mode

In the case of providing services, the price shall be determined by the Parties’ municipal branches on an itemized basis, and the product service fees shall be paid monthly. The pricing formula shall be as follows:

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Product price =(S	construction cost ①	× (1+ impairment rate ③) + maintenance cost ④) × (1+ cost margin⑤) × (1-co-tenancy discount rate ⑥)
years of depreciation ②

Wherein:

① Construction cost includes, but is not limited to, the expenses for materials, construction, designing, supervision and reimbursement during the process.

The reimbursement expenses include, but are not limited to, expenses for coordination, road, bridge/river-crossing, road-crossing, farmland and forest-crossing, etc.

② Years of depreciation are 10 years.

③ Impairment rate is fixed at 2%, including overhaul and damages.

④ Maintenance cost includes the expenses for outsourced maintenance, repair and consumable items, and shall be determined according to the amount actually incurred.

⑤ Cost margin is fixed at 15% and used to compensate the management expenses, personnel and other costs of Tower Company.

⑥ Co-tenancy discount rate is the same as that of the tower products’ base price, without anchor discount (i.e., a 20% discount rate if there are two tenants and 30% if there are three tenants).

In the case of providing services, the ownership of the transmission product assets shall belong to Tower Company and the maintenance work and expenses shall be borne by Tower Company.

IV.	Service products

(i)	Service Product Catalogue

Tower Company can provide services such as power supply, oil machine power generation and extra battery assurance based on the demands of the telecom companies.

Table 12: Service Product Catalogue

Product Category	Product Definition
Power Supply Services	To provide electricity services for one site on a lump-sum basis
Oil Machine Power Generation Services	To provide oil machine power generation services for one site for certain duration
Extra Battery Assurance Services	To provide extra battery assurance services for one system (less than 1.5KW of equipment power in principle) in addition to standard configuration

Note: The number of times of oil machine power generation services and the number of hours of extra battery assurance services purchased by the telecom companies in the same station site shall be consistent. The expenses for oil machine power generation services in a shared station site shall be shared equally by the telecom companies. The charge commencement date of power supply services and oil machine power generation services shall be the activation day of the telecom companies equipment. In principle, the pricing and settlement of the acquired service products and new service products shall be consistent.

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(ii)	Pricing Method

1.	Power Supply Service

Tower Company shall provide the power supply services on a lump-sum basis. The Parties’ provincial companies shall state in the Provincial Service Agreement that the service term shall not exceed three years and neither service mode nor price can be changed during such term.

For those who choose the lump-sum power supply service, Tower Company’s municipal branches shall determine the total amount of electricity fees according to the lump-sum electricity fees agreed by the Parties’ provincial companies and shall pay the electricity fees monthly. If a station site is activated for less than one month, the electricity fees will be calculated according to the actual number of days for which such station site has been activated. The lump-sum expenses of power supply and the monthly service fees of towers shall be charged at the same time and Tower Company’s municipal branches shall issue value-added taxation (“VAT”) invoices and electricity consumption split sheets to the telecom companies’ municipal branches.

For those who do not choose the lump-sum power supply services, Tower Company’s municipal branches shall provide the electricity bill and electricity consumption split sheet to the telecom companies’ municipal branches. For the shared station sites, the electricity charges shall be shared by the telecom companies’ municipal branches according to the percentage of nominal power or actual electricity consumption (DC metering) of their respective equipments. The telecom companies’ municipal branches shall pay the fees to the relevant power supply unit or the landlord for their electricity consumption and shall obtain the receipts. In circumstances where no invoices or receipts can be obtained, the Parties’ subsidiaries shall negotiate and resolve the problem.

2.	Oil Machine Power Generation Services

The Parties’ provincial companies shall negotiate to provide the oil machine power generation service on a lump-sum or frequency basis. The telecom companies’ municipal branches shall confirm in the Product Confirmation Order if they will purchase the oil machine power generation services from Tower Company.

(a) on a lump-sum basis:

The Parties’ provincial companies shall negotiate to determine the lump-sum service price and settlement, which shall be confirmed by the Parties’ municipal branched in the Product Confirmation Order.

(b) on frequency basis:

The Parties’ provincial companies shall negotiate to determine the price for single-time power generation service. The formula is as follows:

Single-time service price = single-time power generation cost ① × (1 + cost margin ②)

① Single-time power generation cost:

The Parties’ provincial companies can calculate and determine the single-time power generation cost with reference to the following formula:

Single-time power generation cost = base price for single-time power generation + oil cost for power generation per hour × power generation duration + vehicle usage fee per kilometer × number of kilometers

The Parties’ provincial companies shall determine the related parameters with reference to the third-party power generation prices.

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② Cost margin is fixed at 5% of single-time power generation cost.

3.	Extra Battery Assurance Service

One standard extra battery assurance product refers to the service of providing one hour battery extra assurance for one system (the total power not exceeding 1.5KW in principle). The pricing formula is as follows:

Product price =	construction cost	× (1 + impairment rate) × (1 + cost margin)
years of depreciation

The related parameter is RMB400 /year upon calculation with reference to the parameters in the pricing formula of tower products.

Where the equipment power exceeds 1.5KW, the Parties’ subsidiaries shall negotiate to determine the expenses to be increased with reference to the above formula.

The telecom companies’ subsidiaries can purchase N pieces of extra battery assurance products (here “N” expresses an integer) subject to their respective demands. However, the hours of extra battery assurance purchased by the telecom companies in the same station site shall be the same.

V.	Adjustment Mechanism

To take into account factors such as inflation, the Parties shall adjust the maintenance cost and the site fee for the year with reference to the prior year’s CPI (Consumer Price Index) published by the national statistical authority. Such adjustment shall be effective from January 1st of the year and applied retrospectively.

Should there be significant fluctuations in the real estate market or steel prices, the Parties shall negotiate and make adjustments to site fee, product prices and others accordingly.

Upon the expiration of the years of depreciation (10 years) of towers, the Parties shall negotiate separately the applicable adjustments based on the actual business operation of Tower Company.

If there is any material change in the actual business operation of Tower Company, such as the share rate, construction cost and profit differing from the forecast in 2016, the pricing mechanism hereunder shall be adjusted by the end of 2016.

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Schedule 1:	Adjustment Coefficient Related to Standard Construction Cost

Schedule 2:	Standard Construction Cost of Equipment Rooms and Facilities

Schedule 3:	Discount Rate of Acquired Towers

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Schedule 1:	Adjustment Coefficient Related to Standard Construction Cost

Schedule 1.1: Wind-pressure	Adjustment Coefficient for Standard Construction Cost of Towers

Range of Wind Pressure	0.3≤n<0.4	0.4≤n<0.5	0.5≤n<0.6	0.6≤n<0.7	0.7≤n<0.8	0.8≤n<0.9	0.9≤n<1.0	1.0≤n<1.1	1.1≤n<1.2	1.2≤n<1.3
Adjustment Coefficient	0.92	1.00	1.08	1.17	1.33	1.46	1.61	1.77	1.95	2.14

Notes:

1.	The above adjustment coefficients are only applicable to the adjustment of construction costs of the base and body of the regular ground base towers and landscape towers which are the New Towers.

2.	If the wind pressure falls beyond the above ranges, the tower shall be constructed in customized manner. The Parties’ subsidiaries or branches shall negotiate and estimate construction cost, determine the product price and then start the construction.

3.	The wind-pressure adjustment coefficients are not applicable to equipment rooms, facilities, simplified towers, regular building base towers and floor holding poles.

Schedule 1.2:	Construction Cost of Towers under Different Wind-pressure Conditions (Unit: RMB10,000)

Type of Product		Range of Wind Pressure	0.3 ≤n<0.4	0.4 ≤n<0.5	0.5 ≤n<0.6	0.6 ≤n<0.7	0.7 ≤n<0.8	0.8 ≤n<0.9	0.9 ≤n<1.0	1.0 ≤n<l.l	l.l ≤n<1.2	1.2 ≤n<1.3
Ground Base Tower	Regular Ground Base Tower	H<30	14.6190	15.8902	17.1614	18.5915	21.1340	23.1997	25.5832	28.1256	30.9859	34.0050
		30≤H<35	16.8758	18.3433	19.8108	21.4616	24.3966	26.7812	29.5327	32.4676	35.7694	39.2546
		35≤H<40	19.9417	21.6758	23.4098	25.3607	28.8288	31.6466	34.8980	38.3661	42.2678	46.3862
		40≤H<45	23.4533	25.4928	27.5322	29.8265	33.9054	37.2194	41.0433	45.1222	49.7109	54.5545
		45≤H≤50	27.5737	29.9715	32.3692	35.0666	39.8620	43.7583	48.2541	53.0495	58.4444	64.1389
	Landscape Tower	H<20	8.0843	8.7872	9.4902	10.2811	11.6870	12.8294	14.1475	15.5534	17.1351	18.8047
		20≤H<25	10.4164	11.3222	12.2280	13.2470	15.0585	16.5304	18.2288	20.0403	22.0783	24.2295
		25≤H<30	12.3335	13.4060	14.4784	15.6850	17.8299	19.5727	21.5836	23.7285	26.1416	28.6887
		30≤H<35	16.7923	18.2525	19.7127	21.3554	24.2758	26.6487	29.3865	32.3069	35.5924	39.0604
		35≤H≤40	19.2549	20.9292	22.6036	24.4872	27.8359	30.5567	33.6961	37.0448	40.8120	44.7886
	Simplified Tower	H≤20	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264	3.9264
Building Base Tower	Regular Building Base Tower	—	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753	4.0753
	Floor Holding Pole	—	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107	1.2107

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Note: The above construction costs of towers only include those of tower foundations and bodies.

Schedule 2:	Standard Construction Cost of Equipment Rooms and Facilities

Schedule 2.1:	Standard Construction Cost of Equipment Rooms (RMB10,000)

Type of Product	Equipment Rooms (excluding Rented Equipment Rooms)	Rented Equipment Rooms	Integrated Cabinet (base only)	RRU Remote (base only)
Regular Ground Base Towers, Landscape Towers, Simplified Towers	5.4915	1.6415	0.5915	0.4415
Regular Building Base Towers, Floor Holding Poles	5.3415	1.6415	0.5915	0.4415

Schedule 2.2:	Standard Construction Cost of Ancillary Facilities (RMB10,000)

Type of Product	Ancillary Facilities for Equipment Rooms	Ancillary Facilities for Integrated Cabinets	Ancillary Facilities for RRU Remote
Regular Ground Base Towers	5.8247	4.8278	2.8054
Landscape Towers, Simplified Towers, Regular Building Base Towers, Floor Holding Poles	4.6520	4.0627	2.8054

Note:

1.	Ancillary facilities for equipment rooms include the AC distribution box, the switching power supply, the rectifier module, the monitor module, the battery (3-hour backup), PESM, the air conditioner, the fire device and the equipment rack, etc.

2.	Ancillary facilities for the integrated cabinet include the outdoor integrated cabinet (dual-cabinet), the embedded switching power supply, the rectifier module, the monitor module, the battery (3-hour backup) and the PESM, etc.

3.	Ancillary facilities for RRU remote include the outdoor integrated cabinet (sole-cabinet), the embedded switching power supply, the rectifier module, the monitor module, the battery (3-hour backup) and the PESM, etc.

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Schedule 3: Discount Rate for the Acquired Towers

Number	Province	Discount Rate
1	Beijing	1.03
2	Tianjin	0.98
3	Hebei	0.62
4	Shanxi	0.73
5	Inner Mongolia	0.88
6	Liaoning	0.77
7	Jilin	0.74
8	Heilongjiang	0.68
9	Shanghai	1.86
10	Jiangsu	0.73
11	Zhejiang	0.76
12	Anhui	0.80
13	Fujian	0.73
14	Jiangxi	0.75
15	Shandong	0.71
16	Henan	0.82
17	Hubei	0.79
18	Hunan	0.70
19	Guangdong	0.91
20	Guangxi	0.72
21	Hainan	1.44
22	Chongqing	0.74
23	Sichuan	0.85
24	Guizhou	0.73
25	Yunnan	0.70
26	Tibet	2.38
27	Shaanxi	0.67
28	Gansu	0.79
29	Qinghai	1.26
30	Ningxia	1.01
31	Xinjiang	1.14

Note: If there is any change to the data used to calculate the above discount rate, the Parties shall make retrospective adjustment to such parameter.

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Annex 2: Provincial Service Agreement (I)

[XXX Province/Municipality/Autonomous Region]

Provincial Service Agreement I

(Template)

Ref. No.:

The Provincial Service Agreement (I) (the “Agreement”) is made and entered into between the following parties on [Date] in [City], [Province] of China.

Party A: [name of provincial subsidiary of the basic telecom company]

Party B: [name of provincial branch of Tower Company]

(together, the “Parties” and, individually, a “Party”)

Whereas,

1.	On 14 October 2015, China Mobile Communication Company Limited and its 31 subsidiaries, China United Network Communications Corporation Limited and its one subsidiary, China Telecom Corporation Limited, China Reform Holdings Corporation Limited and Tower Company entered into the Agreement on Purchase of Existing Telecommunications Towers and Related Assets by Issuing Shares and Paying Cash Consideration, and China Mobile Communications Corporation and its 24 subsidiaries, China United Network Communications Group Company Limited and its seven subsidiaries, China Telecommunications Corporation and its 11 subsidiaries and Tower Company entered into the Agreement on Transfer of Existing Telecommunications Towers and Related Assets. Under the aforementioned agreements, the sellers shall transfer their then-owned telecommunications towers and related assets (the “Acquired Tower”) to Tower Company and complete relevant handover procedures.

2.	Annex I Product Catalogue and Pricing to the Commercial Pricing Agreement entered into between [name of the telecom company] and Tower Company has stipulated the pricing of tower products, indoor distribution products, transmission products and service products.

Therefore, upon friendly consultations, pursuant to the Commercial Pricing Agreement, the Parties hereby agree on the leasing and settlement of the tower products, indoor distribution products, transmission products and service products provided by Party B to Party A, as follows:

I.	Party B agrees to lease to Party A the Acquired Tower for which the handover has been completed, and charge service fees. The rights and obligations of the Parties shall be subject to the then effective Commercial Pricing Agreement as amended from time to time and other agreements entered into by the Parties, and the Provincial Service Agreement (I) between [name of provincial subsidiary of the telecom company] and [name of provincial branch of Tower Company] and any other then effective supplementary agreements entered into by the Parties from time to time.

II.	The Parties and their respective subsidiaries or branches shall execute Bulk Lease Forms, the template of which is set out in Schedule 1 hereto, for the Acquired Tower and other products for which the handover has been completed. Upon the execution of a Bulk Lease Form, it shall prevail over any and all prior oral or written agreement, intention or arrangement reached by the Parties and its subsidiaries or branches in relation to the products specified therein.

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III.	From the effective date of the Agreement, the Parties and their respective subsidiaries shall execute Product Confirmation Orders, the template of which is set out in Schedule 2 hereto, in relation to the lease of new products.

IV.	The Parties shall procure their respective subsidiaries or branches to settle and complete the payments of the service fees specified in the relevant Bulk Lease Form and Product Confirmation Orders as scheduled therein.

V.	The service term for each of the tower products, indoor distribution products, transmission products and service products shall be five years. Prior to the expiration of the service term, the Parties or their respective subsidiaries or branches shall negotiate with each other, and to the extent they are able to reach an agreement, they shall enter into new Product Confirmation Orders to specify the terms governing the provision of the relevant products thereafter.

VI.	In the event of termination of services caused by Party A prior to the expiration of the service term, Party B shall cooperate with Party A in removing the carried equipment, the expenses of which shall be borne by Party A. Party A shall compensate Party B for the removal expenses in accordance with the rules set forth below:

a)	In the event that Party A removes a portion of the products from a certain station site, and after such removal there are products of the same type running at the same station site, Party A shall not be obligated to compensate Party B for the expenses related to the removal, and the service fee shall be calculated based on the number of remaining units of the relevant products;

b)	In the event that Party A, being the sole user of the product facility, terminates the services related to all products of the same type prior to the expiration of the service term, Party A shall pay Party B the service fee for the remaining service term (excluding site rent and maintenance cost), penalty fees for early termination of the site rent paid by Party B (if any), and the remaining long-term expenses to be amortized (if any);

c)	In the event that Party A shares the product facility with other telecom company(ies), Rule [ ] set forth below shall apply:

Rule 1:

(1)	Where Party A terminates the services related to all products of the same type at a certain station site prior to the expiration of the service term, Party A shall pay Party B the service fees for the remaining service term with respect to Party A and penalty fees for early termination of the site rent paid by Party B (if any).

(2)	Where a telecom company (the “Terminating Sharing Party”) sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, the co-tenancy discounts applicable to service fees for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) with respect to Party A until the proposed expiration date of the service term of the Terminating Sharing Party, and from such expiration date the co-tenancy discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

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Rule 2:

(1)	Where Party A terminates the services related to all products of the same type at a certain station site prior to the expiration of its service term, and Party A is any of the following: (i) the anchor tenant; (ii) an Existing Sharing Party; or (iii) a tenant who started occupying the station site, in the case of a New Tower, at the same time as the other telecom companies, Party A shall pay Party B the service fees (excluding site rent and maintenance cost) for the remaining service term with respect to Party A and penalty fees for early termination of the site rent paid by Party B (if any).

(2)	Where Party A terminates all services of the same type of products at a certain station site prior to the expiration of the service term, and Party A is a New Sharing Party who started occupying the station site later than the other tenant(s), the following rules shall apply: (i) if Party A had maintained the service for three years or more, it shall not be obligated to compensate Party B; or (ii) if Party A had maintained the service for less than three years, it shall pay Party B the service fees (excluding site rent and maintenance cost) for the remaining service term applicable to Party A to the extent of three years.

(3)	Where a telecom company sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, and the Sharing Terminating Party is any of the following: (i) the anchor tenant; (ii) an Existing Sharing Party; or (iii) a tenant who started occupying the station site, in the case of a New Tower, at the same time as Party A, the co-tenancy discounts applicable to service fees (excluding site fee and maintenance cost) for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) with respect to Party A until the proposed expiration date of the service term of the Terminating Sharing Party, and from such expiration date the co-tenancy discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

(4)	Where a telecom company sharing a certain station site with Party A terminates the services related to all products of the same type prior to the expiration of the service term, and the Sharing Terminating Party is a New Sharing Party who started occupying the New Tower later than the other tenants, (i) if the Terminating Sharing Party had maintained the service for three years or more, the co-tenancy discount applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products, or (ii) if the Terminating Sharing Party had maintained the service for less than three years, the co-tenancy discount applicable to service fees (excluding site fee and maintenance cost) for the use of the same type of products by Party A shall remain unchanged in the current service term and terms thereafter (if any) until the third anniversary of the service term of the Terminating Sharing Party had it not terminated, and from then the co-tenancy discounts applicable to Party A shall be determined based on the actual status with respect to the sharing of the relevant products.

Party B shall provide Party A with the relevant supporting documents to demonstrate the basis and calculation of the aforesaid expenses.

With respect to the arrangement of termination of services prior to the expiration of the service term, provisions in the Agreement shall prevail over any and all prior oral or written arrangements in any form entered into by the Parties, to the extent inconsistent.

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VII.	With respect to the matters governed by the Agreement, provisions in this Agreement shall prevail over any and all prior oral or written agreement or arrangement in any form entered into by the Parties, to the extent inconsistent. Matters not specified hereunder shall be subject to the Commercial Pricing Agreement and any other agreements or arrangements entered into by the Parties.

VIII.	The schedules of this Agreement are inseparable parts of the Agreement and shall be deemed to have the same binding legal effect as the text of this Agreement.

IX.	The Agreement shall be executed simultaneously in two counterparts, each of which shall be held by a Party and deemed to have the same binding legal effect. The Agreement shall be effective upon the execution and stamp with the corporate seals by the Parties.

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(No text below and the signature and stamp page for [XXX Province/Municipality/Autonomous Region] Provincial Service Agreement (I) (Ref. No. [    ]) to follow)

Party A: [name of the provincial subsidiary of telecom companies] (chop)
Signature:
Date:

Party B: [name of the provincial branch of Tower Company] (chop)
Signature:
Date:

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Schedule 1.1

Bulk Lease Form for Acquired Towers in XX City, XX Province

([Name of telecom company], former owner)

Party A (Full Name)		Serial Number	Name of Telecom Company: Date:
	1	Product Confirmation Order Ref. no.
Service Commencement Date:	2	Tower Company’s Station Site Serial Number
	3	Operator’s Self-Owned Station Site Name
	4	Operator’s Self-Owned Station Site Serial Number
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Product Configuration
	9	Actual Highest Antenna Mounting Height (m)
	10	BBU Deployed in Tower Company’s Equipment Room in Case of RRU Remote?
	11	Total Number of Existing Sharing Parties on the Towers
	12	Total Number of Existing Sharing Parties in Equipment Rooms and Facilities
	13	Number of New Sharing Parties in Existing Towers
	14	Number of New Sharing Parties in Existing Equipment Rooms and Facilities
	15	OM Available During 0.00 a.m.- 6.00 a.m.?
Party B (Full Name)	16	Maintenance Level	Name of Tower Company subsidiary company: Date:
	17	Price Mode of Power Supple Assurance Service
Service Termination Date:	18	Power Generation Conditions Met?
	19	Power Generation Service Selected?
	20	Price Mode of Oil Machine Power Generation Service
	21	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
	22	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	23	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	24	Other Fees (RMB/year, tax inclusive)
	25	Description of Other Fees
	26	Base Price of Towers (RMB/year, tax inclusive)
	27	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	28	Maintenance Cost (RMB/year, tax inclusive)
	29	Number of Product Units
	30	Site Fee (RMB/year, tax inclusive)
	31	Site Fee Discount
	32	Co-tenancy discount for Towers
	33	Co-tenancy discount for Equipment Rooms and Facilities
	34	Total Product Service Fees (RMB/year, tax excluded)
	35	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note: The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

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Schedule 1.2

Bulk Lease Form for Acquired Towers in XX City, XX Province

([Name of telecom company], Existing Sharing Party)

Party A (Full Name)		Serial Number	Name of Telecom Company: Date:
	1	Product Confirmation Order Ref. no.
Service Commencement Date:	2	Tower Company’s Station Site Serial Number
	3	Operator’s Self-Owned Station Site Name
	4	Operator’s Self-Owned Station Site Serial Number
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Product Configuration
	9	Actual Highest Antenna Mounting Height (m)
	10	BBU Deployed in Tower Company’s Equipment Room in Case of RRU Remote?
	11	Total Number of Existing Sharing Parties on the Towers
	12	Total Number of Existing Sharing Parties in Equipment Rooms and Facilities
	13	Number of New Sharing Parties in Existing Towers
	14	Number of New Sharing Parties in Existing Equipment Rooms and Facilities
	15	OM Available During 0.00 a.m.- 6.00 a.m.?
Party B (Full Name)	16	Maintenance Level	Name of Tower Company subsidiary company: Date:
	17	Price Mode of Power Supple Assurance Service
Service Termination Date:	18	Power Generation Conditions Met?
	19	Power Generation Service Selected?
	20	Price Mode of Oil Machine Power Generation Service
	21	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
	22	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	23	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	24	Other Fees (RMB/year, tax inclusive)
	25	Description of Other Fees
	26	Base Price of Towers (RMB/year, tax inclusive)
	27	Base Price of Equipment Room & Facilities (RMB/year, tax inclusive)
	28	Maintenance Cost (RMB/year, tax inclusive)
	29	Number of Product Units
	30	Site Fee (RMB/year, tax inclusive)
	31	Site Fee Discount
	32	Co-tenancy discount for Towers
	33	Co-tenancy discount for Equipment Rooms and Facilities
	34	Total Product Service Fees (RMB/year, tax excluded)
	35	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. The Existing Sharing Parties refer to the telecom companies which shared the Acquired Towers prior to October 31, 2015.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

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Schedule 1.3

Bulk Lease Form for Acquired Towers in XX City, XX Province

([Name of telecom company], transformed towers)

Party A (Full Name)		Serial Number	Total:	Name of Telecom Company: Date:
	1	Product Confirmation Order Ref. no.
	2	Station Site Serial Number
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of Systems
	14	Is RRU Put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment Rooms and Facilities at Present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B (Full Name)	21	Power Generation Conditions Met?		Name of Tower Company subsidiary company: Date:
	22	Power Generation Service Selected?
	23	Price Mode of Oil Machine Power Generation Service
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms and Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Input Fee (RMB/year, tax inclusive)
	35	Site Fee (RMB/year, tax inclusive)
	36	Discount of Site Fee and Electricity Input Fee
	37	Co-tenancy discount for Towers
	38	Co-tenancy discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

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2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. Transformed towers refer to the towers previously owned by the telecom companies and/or shared by the Existing Sharing Parties to which Tower Company added product units.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

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Schedule 1.4

Bulk Lease Form for New Towers in XX City, XX Province

([Name of telecom company])

Party A (Full Name)		Serial Number	Total	Name of Telecom Company: Date:
	1	Product Confirmation Order Ref. no.
	2	Station Site Serial Number
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of Systems
	14	Is RRU put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment rooms and Facilities at Present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B (Full Name)	21	Power Generation Conditions Met?		Name of Tower Company subsidiary company: Date:
	22	Power Generation Service Selected?
	23	Price Mode of Oil Machine Power Generation Service
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Input Fee (RMB/year, tax inclusive)
	35	Site Fee (RMB/year, tax inclusive)
	36	Discount of Site Fee and Electricity Input Fee
	37	Co-tenancy discount for Towers
	38	Co-tenancy discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

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Schedule 1.5

Bulk Lease Form for Transformed Towers Based on Acquired Towers in XX City, XX Province

([Name of telecom company])

Party A (Full Name)		Serial Number	Total	Name of Telecom Company: Date:
	1	Product Confirmation Order Ref. no.
	2	Station Site Serial Number
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Detailed Location
	6	Longitude
	7	Latitude
	8	Type of Towers
	9	Equipment Room Configuration
	10	Sharing Information
	11	Height
	12	Number of Antennas
	13	Number of systems
	14	Is RRU Put in the Towers?
	15	Total Number of Sharing Parties on the Tower at Present
	16	Total Number of New Sharing Parties in the Existing Equipment rooms and Facilities at Present
	17	OM Available During 0.00 a.m.- 6.00 a.m.?
	18	Maintenance Level
	19	Duration of Back-up Battery (hour)
	20	Price Mode of Power Supple Assurance Service
Party B (Full Name)	21	Power Generation Conditions Met?		Name of Tower Company subsidiary company: Date:
	22	Power Generation Service Selected?
	23	Price Mode of Oil Machine Power Generation Service
	24	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
	25	Service Fee for Oil Machines Power Generation Service (RMB/year, tax inclusive)
	26	Extra Maintenance Cost for Station Sites Exceeding 10% Premium Service (RMB/year, tax inclusive)
	27	Fee for Extra Battery Assurance (RMB/year, tax inclusive)
	28	Other Fees (RMB/year, tax inclusive)
	29	Description of Other Fees
	30	Base Price of Towers (RMB/year, tax inclusive)
	31	Base Price of Equipment Rooms & Facilities (RMB/year, tax inclusive)
	32	Maintenance Cost (RMB/year, tax inclusive)
	33	Number of Product Units
	34	Electricity Input Fee (RMB/year, tax inclusive)
	35	Site Fee (RMB/year, tax inclusive)
	36	Discount of Site Fee and Electricity Input Fee
	37	Co-tenancy discount for Towers
	38	Co-tenancy discount for Equipment Rooms and Facilities
	39	Service Commencement Date
	40	Service Termination Date
	41	Total Product Service Fees (RMB/year, tax excluded)
	42	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B last month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

3. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

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4. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

1. Transformed Towers Based on Acquired Towers refer to the towers transformed by Tower Company using existing towers in order to satisfy demands of new occupiers.

2. The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

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Schedule 1.6

Bulk Lease Form for Indoor Distribution Products in XX City, XX Province

([Name of telecom company])

Party A (Full Name)		Serial Number	Total:	Name of Telecom Company: Date:
	1	Product Confirmation Order Ref. no.
	2	Station Location Serial Number
	3	Demand Confirmation Letter Ref. no
	4	Name of Station Site
	5	Name of Location
	6	Longitude
	7	Latitude
	8	Type of Products
	9	Type of Scenario
	10	Construction Area/Tunnel Length (M2/Kilometer)
	11	Number of Systems
	12	Total Number of Sharing Parties at Present
Party B (Full Name)	13	Duration of Back-up Battery (Hour)		Name of Tower Company subsidiary company: Date:
	14	Price Mode of Power Supple Assurance Service
	15	Service Fee for Power Supple Assurance Service (RMB/year, tax inclusive)
	16	Other Fees (RMB/year, tax inclusive)
	17	Description of Other Fees
	18	Base Price (RMB/year, tax inclusive)
	19	Maintenance Fees
	20	Number of Product Units
	21	Site Fee (RMB/year, tax inclusive)
	22	Co-tenancy discount
	23	Service Commencement Date
	24	Service Termination Date
	25	Total Product Service Fees (RMB/year, tax excluded)
	26	Total Product Service Fees (RMB/year, tax inclusive)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

3. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Bulk Lease Form. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Bulk Lease Form.

4. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Bulk Lease Form shall be revised accordingly.

Note:

The particulars of the specific Bulk Lease Form shall be subject to the one that is actually executed.

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Schedule 2.1 Product Confirmation Order for Tower Products Ref. no:
Party A (Full Name):				Party B (Full Name):
Service Commencement Date:				Service Termination Date:
Product Service Fees
Ser ial Nu mb er	Items	Base Price (RMB /year)		Number of Product Units (Set)	Discount for RRU On Tower Or Not	Total (RMB /year)	Site Fee (RMB /year)	Electricity Input Cost (RMB /year)	Co-tenancy discount (%)		Product Service Fees (RMB /year) (Tax excluded)
		Of Telecommunications Towers	Of Equipment Rooms + Facilities				Site Fee + Electricity Input		Telecommunications Towers	Equipment rooms +Facilities
1.1	Tower Products
1.2	WLAN
1.3	Microwave
2.1	Electricity Assurance Service fee						Lump Sum ☐ Payment Assistance (resale) ☐ Payment Assistance (transmission) ☐ Payment Assistance (withholding) ☐
2.2	Oil Machine Power Generation Service Fee						Lump Sum ☐ Per Time ☐ Others ☐
2.3	Fee for Extra BatteryAssurance
2.4	Extra Maintenance Cost of Station Sites Exceeding 10% Premium Service
2.5	Modification Fee for Electricity and Facilities
2.5	Other Fees					Description of Other Fees, Manual Entry
Total (RMB/year, tax inclusive)
Item Information
Station Site Name:							Station Site Serial Number:
Longitude:							Latitude:
Detailed Location:							Demand Confirmation Letter Ref. no:
Type of Telecommunications Towers:							Tower Height (m):
Equipment Room Configuration:				Self-owned ☐ Rented ☐ Integrated Cabinet ☐ RRU Remote ☐ No ☐			Wind Pressure Coefficient:
Sharing Information:				The First Newly-added ☐ The Sharing Newly-added ☐ Owner of the Acquired ☐ The Sharing Acquired (existing) ☐ The Sharing Acquired (new) ☐			Total Number of Sharing Parties on the Telecommunications Tower at Present			Total Number of Sharing Parties in the Existing Equipment Rooms and Facilities at Present:
OM Available Or Not During 0.00 a.m. – 6.00 a.m.?:				Y☐ N☐			Maintenance Level:
Notes to Item Information							Operator’s Physical Station Site Serial Number:		(filled by the operator)

Product Configuration
Telecommunications Towers	Product Serial Number	Mounting Height (m)	Number of Antennae (set)	Number of Systems (set)	RRU Mounted on Tower Or Not	Put BBU In Equipment Room Of Tower Company When RRU Remote?	Number of Product Units (set)
	[Tower Serial Number1]				Yes or no	Yes or no
[Tower Serial Number2]
[Microwave Serial Number]
[WLAN Serial Number]
Total
Equipment Rooms	Power Configuration	Backup Battery (Hour)	With Generation Conditions?	Select Power Generation Service Or Not	Installation Space
					Device Rack (Set)	Transmission Rack Space
	V KW		Y☐ N☐	Y☐ N☐		0.6mX0.6mX2m

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Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

2. If Party A chooses the pricing mode on an itemized basis for oil machine power generation service, the monthly settlement shall be applied according to the actual number of times for power generation. Party A shall pay Party B the monthly oil machine power generation fees with the service fees.

3. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the current Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

4. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Related Descriptions:	This template form is only for reference, and the form actually generated from Tower Company’s IT system shall prevail.
Party A	Party B
Bank Name:	Bank Name:
A/C No.:	A/C No.:
Party A (Seal): Clerk (Signature): Date:	Party B (Seal): Clerk (Signature): Date:

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Schedule 2.2 Product Confirmation Order for Indoor Distribution Products								Ref. no:
Party A (Full Name):					Party B (Full Name):
Service Commencement Date:					Service Termination Date:
Product Service Fees
Ser ial Nu mb er	Service Items	Base Price				Site Fee (RMB / year)	Co-tenancy discount (%)	Product Service Fee (RMB /year) (Tax excluded)	Product Service Fee (RMB /year) (Tax inclusive)
		Base Price (RMB/ year)	Construction Area of Commercial Buildings (M2)	Number of Product Units (set)	Total (RMB /year)
1	Indoor Distribution Products
2	Service Products
2.1	Lump-sum Service Fee for Electricity Assurance
Total:

Item Information
Station Site Name:	Station Site Serial Number:
Longitude:	Latitude:
Detailed Location:	Number of antenna sites
Number of Existing Sharing Parties	Demand Confirmation Letter Serial Number:
Other Descriptions:

Product Configuration
Indoor Distribution	Type of Products	Scene of Products	Construction Area (or Tunnel Length) (M2/Kilometers)	Number of Systems (set)	Number of Product Units (set)

Equipment Rooms	Power Configuration	Backup Battery (hour)	Facilities Installation Space
	V KW		To provide customer source and facilities installation space

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month, and Party A shall pay to the designated bank account of Party B the prior month’s service fees prior to the 25th day of each month.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the current Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Related Descriptions:	This template form is only for reference, and the form at actually generated from Tower Company’s IT system shall prevail.
Party A		Party B
Bank Name:		Bank Name:
A/C No.:		A/C No.:
Party A (Seal): Clerk (Signature): Date:		Party B (Seal): Clerk (Signature): Date:

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Schedule 2.3 Product Confirmation Order for Transmission Products					Ref. no:
Party A (Full Name):				Party B (Full Name):
Service Commencement Date:				Service Termination Date:
Product Service fees
Ser ial Nu mb er	Service Items	Construction cost (RMB)	Product Price (RMB) (Tax excluded)	Product Price (RMB) (Tax inclusive)	Number of Customers Accessed	Product Service Fee (RMB) (Tax inclusive)
1	Transmission Products
Total:

Item Information
Station Site Name:		Station Site Serial Number:
Longitude:		Latitude:
Detailed Location:		Demand Confirmation Letter Serial Number:
Mode of Delivery of Service:	By Outsourcing☐ By Service☐	Owner of Assets Or Not?	Yes☐ No☐
Other Descriptions:

Product Configuration
Transmission Products	Pipes		Pole Road (Pole kilometers)	Fiber Optic Cables (12 core. kilometers )
	Pipe Jacking (Meters)	Excavation Pipeline (Sub-hole kilometers)

Payment method of service fees:

1. Party B shall provide the product and service settlement list prior to the 5th day of each month, which Party A shall verify prior to the 10th day of each month. Party B shall then provide Party A the VAT invoice that complies with national laws and tax regulations prior to the 12th day of each month. Party A shall pay product and service fees to the designated bank account of Party B prior to the 25th day of the next month of the service term in the case of outsourcing construction; Party A shall pay the prior month’s product and service fees to the designated bank account of Party B prior to the 25th day of each month in the case of construction by service mode.

1. During the term of services, the Parties can execute a new Product Confirmation Order if they intend to revise the content of the Product Confirmation Order. The new Product Confirmation Order shall prevail if there is any inconsistency with any prior Product Confirmation Order.

2. Matters not specified in this Agreement shall be subject to the Provincial Service Agreement (I) entered into between the provincial companies of the Parties and any other relevant agreements. In circumstances where the Provincial Service Agreement (I) is revised, supplemented or renewed, the content of the Product Confirmation Order shall be revised accordingly.

Other Descriptions:	This template form is only for reference, and the form actually generated from Tower Company’s IT system shall prevail.
Party A		Party B
Bank Name:		Bank Name:
A/C No.:		A/C No.:
Party A (Seal): Clerk (Signature): Date:		Party B (Seal): Clerk (Signature): Date:

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